As filed with the Securities and Exchange Commission on April 5, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-3

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

AUDIOCODES LTD.
(Exact name of registrant as specified in its charter)
N/A
(Translation of registrant’s name into English)

Israel	Not applicable
(State or other jurisdiction of	(I.R.S. Employer
incorporation or organization)	Identification Number)
1 Hayarden Street, Airport City,
Lod, 71051, Israel
Telephone: (972) 3-976-4000
(Address and telephone number of registrant’s principal executive offices)
AudioCodes Inc.
2099 Gateway Plaza, Suite 500
San Jose, California 95134
Telephone: (408) 441-1175
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Neil Gold, Esq	Itamar Rosen, Adv.	Aaron M. Lampert, Adv.
Fulbright & Jaworski L.L.P.	VP Legal Affairs,	Naschitz, Brandes & Co.
666 Fifth Avenue	General Counsel and Secretary	5 Tuval Street
New York, New York 10103	AudioCodes Ltd.	Tel-Aviv 67897, Israel
Telephone: (212) 318-3000	1 Hayarden Street, Airport City,	Telephone: (972) 3-623-5000
Facsimile: (212) 318-3400	Lod, 70151 Israel	Facsimile: (972) 3-623-5005
Telephone: (972) 3-976-4000
Facsimile: (972) 3-976-4044

        Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

        If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: ☐

        If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: ☒

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐ __________

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

2.00% Senior Convertible Notes due 2024	125,000 notes	$1,000	$125,000,000(1)	$14,713
Ordinary shares, NIS 0.01 par value per share	6,680,925 shares(2)

(1)	Equals the aggregate principal amount of the 2.00% Senior Convertible Notes due 2024 being registered. Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(o) under the Securities Act.

(2)	Also being registered are 6,680,925 ordinary shares that are currently issuable upon conversion of the 2.00% Senior Convertible Notes due 2024, based on an initial conversion rate of 53.4474 ordinary shares per $1,000 principal amount of such notes, and an indeterminate number of ordinary shares issuable upon conversion of such notes by reason of any share dividend, stock split, recapitalization or similar transaction effected without the receipt of consideration which results in an increase in the number of outstanding ordinary shares. Pursuant to Rule 457(i) under the Securities Act, no additional registration fee is required in connection with the registration of the ordinary shares issuable upon conversion of such notes.

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

This information in this prospectus is not complete and may be changed. The selling securityholders may not sell these securities until the registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED APRIL 5, 2005

PROSPECTUS

$125,000,000

AudioCodes Ltd.

2.00% Senior Convertible Notes due 2024
and
Ordinary Shares Issuable Upon Conversion of the Notes

        In November 2004, we issued and sold $125,000,000 aggregate principal amount of our 2.00% Senior Convertible Notes due 2024 in a private placement to the initial purchasers. The initial purchasers resold the notes to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended. Selling securityholders may use this prospectus to resell the notes and our ordinary shares issuable upon conversion of the notes. We will not receive any proceeds from the resale of the notes or our ordinary shares issuable upon conversion of the notes.

        We will pay interest on the notes on May 9 and November 9 of each year, beginning on May 9, 2005, at a rate of 2.00% per annum. The notes will mature on November 9, 2024.

        The notes are our general unsecured senior obligations, equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The notes are effectively subordinated to all of our existing and future secured debt as to the assets securing such debt and structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

        Unless we have previously redeemed or repurchased the notes, the notes are convertible, at the option of the holder, into our ordinary shares at any time on or before the maturity date. The notes are initially convertible at a conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes, which is equivalent to an initial conversion price of approximately $18.71 per share, subject to adjustment as described herein. At our option, in lieu of delivering our ordinary shares, we may elect to pay holders cash or a combination of cash and our ordinary shares.

        We may redeem all or a portion of the notes for cash at any time on or after November 9, 2009. You may require us to purchase for cash all or a portion of your notes on certain dates or upon specified fundamental changes. For a more detailed description of the notes, see “Description of Notes” beginning on page 28.

        Our ordinary shares are traded on the Nasdaq National Market under the symbol “AUDC”. On April 4, 2005, the last reported sale price for our ordinary shares on the Nasdaq National Market was $11.30 per share. We urge you to obtain current market quotations for our ordinary shares.

        We do not intend to list the notes on any securities exchange. Although the notes issued in the private placement are eligible for trading in the PORTALSM market, the notes sold using this prospectus will no longer be eligible for trading in the PORTALSM market.

        See “Risk Factors” section beginning on page 5 to read about factors you should consider before investing in the notes or our ordinary shares.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                 , 2005.

        You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling securityholders have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the selling securityholders are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus or incorporated by reference herein is accurate only as of the date on the front cover of this prospectus or the respective dates of filing of the incorporated documents. Our business, financial condition, results of operations and prospects may have changed since such dates.

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SUMMARY

        You should read the following summary together with the more detailed information regarding our company, the notes and the ordinary shares issuable upon their conversion, including “Risk Factors” and our consolidated financial statements and related notes, included elsewhere or incorporated by reference in this prospectus. This summary highlights selected information from this prospectus and does not contain all of the information that may be important to you. Unless we indicate otherwise in this prospectus, references to “AudioCodes,” “we,” “us” and “our” mean AudioCodes Ltd. and its subsidiaries.

Our Business

        We design, develop and market enabling technologies and system products for the transmission of voice, data and fax communications over packet networks, which we refer to as the new voice infrastructure. Our products enable our customers to build high-quality packet networking equipment and provide the building blocks to connect traditional telephone networks with the new voice infrastructure. Our products are sold to leading original equipment manufacturers, or OEMs, system integrators, network equipment providers and distributors in the telecommunications and networking industries.

        Our products consist of:

—	Signal processor chips, which process voice, data and fax signals and compress this information into packets so that it can be sent between traditional telephone networks and packet networks;

—	Communications boards and modules for communication system products that are deployed on both access networks and enterprise networks. The carrier network applications for these boards and modules include media gateways, which terminate calls from the Public Switched Telephone Network (PSTN), packetize and compress the call and then switch the call to the packet network, and vice-versa. The enterprise applications for these products include Computer Telephony Integration (CTI) deployments for contact centers, providing call logging and recording utilizing either industry standard or proprietary protocols; and

—	System products, including media servers and media gateways, for access networks, trunking applications in carrier networks, and enterprise networks. These systems enable voice, data and fax to be transmitted over Internet and other protocols, and interface with third party equipment to facilitate the introduction of enhanced voice and data services. Media servers provide enhanced conferencing, multi-language announcement functionality, and other applications for voice owner packet networks. Our media gateway products include low density analog media gateways and low, mid and high density digital media gateways.

        We sell our products to leading original equipment manufacturers and system integrators in the telecommunications and networking industries for use in markets providing:

—	telephony over packet networks based on Internet protocols or networks based on asynchronous transfer mode standards, known as ATM standards;

—	telephony over the wireless or cable television infrastructure; and

—	telephone service over new generation high speed modems operating over wireless links or data modems, known as digital subscriber line, or DSL, modems.

Our Address and Telephone Number

        AudioCodes Ltd. was incorporated in 1992 under the laws of the State of Israel. Our principal executive offices are located at 1 Hayarden Street, Airport City Lod, 70151 Israel. Our telephone number is 972-3-976-4000.

The Offering

Issuer Securities offered Maturity Interest Ranking Conversion rights	AudioCodes Ltd.

$125,000,000 aggregate principal amount of 2.00% senior convertible notes due November 9, 2024, and 6,680,925 ordinary shares issuable upon conversion of the notes (based on the initial conversion rate, which is subject to adjustment, as described further under
" – Conversion rights" below).

November 9, 2024.

2.00% per year on the principal amount, payable semi-annually on May
9 and November 9, beginning on May 9, 2005.

The notes are our general unsecured senior obligations and rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The notes are effectively subordinated to all of our existing and future secured debt to the extent of the value of the assets securing such debt and structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

At December 31, 2004, we had an aggregate of $125.0 million of indebtedness for borrowed money, consisting entirely of indebtedness from the issuance of the notes.

Unless we have previously redeemed or purchased the notes, you may surrender notes for conversion at any time on or before the maturity date. For each $1,000 principal amount of notes surrendered for conversion, you would receive 53.4474 ordinary shares, which is equivalent to an initial conversion price of approximately $18.71 per share. At our option, in lieu of delivering our ordinary shares, we may elect to pay holders cash or a combination of cash and ordinary shares. If we elect to pay holders cash for their notes, the payment will be based on the average sale price of our ordinary shares for the five consecutive trading days immediately following either:

—	the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or

—	the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter.

Sinking fund Optional redemption Purchase at option of holders on specified dates Fundamental change	The conversion rate may be adjusted for certain reasons, but will not be adjusted for accrued interest, if any. Upon conversion, a holder will not receive any cash payment representing accrued interest, subject to certain exceptions. Instead, accrued interest will be deemed paid by the ordinary shares or cash, or combination thereof, received by the holder on conversion. See "Description of
Notes – Conversion Rights."

None.

We may redeem all or a portion of the notes for cash at any time on or after November 9, 2009 upon at least 20 days' but not more than 60 days' notice by mail to holders of notes at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date.
See "Description of Notes – Optional Redemption."

You may require us to purchase for cash all or a portion of your notes on November 9, 2009, November 9, 2014 or November 9, 2019 at a
purchase price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest to, but excluding, the purchase date. See "Description of Notes – Purchase at Option of
Holders."

Upon specified fundamental changes (as defined in this prospectus), each holder of the notes may require us to purchase for cash all or a portion of their notes at a price equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest, if any, to but excluding the date of purchase. In addition, prior to
November 9, 2009, following certain fundamental changes, we will pay to all holders of notes who elect to require us to repurchase such notes or to convert such notes in connection with such a fundamental change, a make-whole premium, which may be paid in cash, ordinary shares or the same form of consideration used to pay for the ordinary shares in the transaction constituting the fundamental change, or a combination thereof. See "Description of Notes – Purchase at Option of
Holders upon a Fundamental Change."

Additional amounts Use of proceeds Registration rights DTC eligibility Trading Risk factors	Subject to certain exceptions, we will pay Additional Amounts, as defined under "Description of Notes," so that the net amount received by each holder after payment of any withholding tax will be equal to the amount that would have been received by that holder if no withholding tax had been payable. For additional information about these payments, see "Description of Notes – Additional Amounts."

We will not receive any proceeds from the sale by any selling securityholder of the notes or the ordinary shares issuable upon their conversion.

Pursuant to a registration rights agreement, we have agreed to register the resale of the notes and the ordinary shares issuable upon conversion of the notes and to keep the registration statement effective and available until November 2006. We will be required to pay additional interest, subject to certain limitations, to the holders of the notes if we fail to comply with our obligations under the registration rights agreement. See "Description of
Notes – Registration Rights."

The notes are issued in fully registered book-entry form and are represented by one or more permanent global notes without coupons.
The global notes are deposited with the trustee, as a custodian for
DTC, and are registered in the name of Cede & Co., DTC's nominee.
Beneficial interests in global notes will be shown on, and transfers thereof will be effected only through, records maintained by DTC and its direct and indirect participants, and your interest in any global note may not be exchanged for certificated notes, except in limited circumstances described herein. See "Description of Notes – Global
Notes; Book-Entry; Form."

We do not intend to list the notes on any national securities exchange. Although the notes issued in the initial private placement are eligible for trading in the PORTAL market, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL market. There is currently no public market for the notes. Our ordinary shares are traded on the Nasdaq National Market and The Tel
Aviv Stock Exchange under the symbol "AUDC".

See "Risk Factors" and other information in this prospectus for a discussion of factors you should consider carefully before deciding to invest in the notes.

RISK FACTORS

        We are subject to various risks and uncertainties relating to or arising out of the nature of our business and general business, economic, financing, legal and other factors or conditions that may affect us. Prospective purchasers of the notes should carefully consider the risk factors set forth below, as well as the other information contained or incorporated by reference in this prospectus, in evaluating or making an investment in the notes. Realization of any of these risks could have a material adverse effect on our business, financial condition, cash flows, and results of operations. In that case, our ability to make payments on the notes could be impaired, the trading price of the notes and the ordinary shares into which the notes are convertible could decline and you might lose all or part of your investment.

Risks Related to Our Business and Industry

The slowdown in capital expenditures by telecommunications service providers has had and could continue to have a material adverse effect on our results of operations.

        A deterioration of economies around the world and economic uncertainty in the telecommunications market began in 2000 and continued through 2003. This resulted in a curtailment of capital investment by telecommunications carriers and service providers as well as by businesses that use our products, referred to as the enterprise market. It also reduced our ability to forecast orders, also referred to as “low visibility.” We cannot be sure whether increased expenditures will continue to be made in the telecommunications industry in general or in the voice over packet portion of the market. The decline in capital expenditures has in the past had a substantial impact on our results of operations with our revenues declining from $71.8 million in 2000 to $27.2 million in 2002 primarily as a result of such a decline. Because a substantial portion of our operating expenses consist of salaries, we may not be able to reduce our operating expenses in line with any reduction in revenues or may elect not to do so for business reasons. As a result of this downturn and our relatively stable operating expenses, we incurred a net loss of $13.3 million in 2001, $14.2 million in 2002 and $8.4 million in 2003. We will need to continue to generate increased revenues as well as manage our costs to maintain profitability. Any future industry downturn may increase our inventories, decrease our revenues, result in additional pressure on the price of our products and prolong the time until we are paid, all of which would have a material adverse effect on the results of our operations and on our cash flow from operations.

If new products we recently introduced or expect to introduce in the near future fail to generate the level of demand we originally anticipated, we will realize a lower than expected return from our investment in research and development with respect to those products, and our results of operations may suffer.

        Our success is dependent, in part, on the willingness of our customers to transition or migrate to new products, such as our expanded offering of Mediant and Stretto systems, or expected future products. We are involved in a continuous process of evaluating changing market demands and customer requirements in order to develop and introduce new products, features and applications to meet changing demands and requirements. We need to be able to interpret market trends and the advancement of technology in order to successfully develop and introduce new products, features and applications. If potential customers defer transition or migration to new products, our return on our investment in research and development with respect to products recently introduced or expected to be introduced in the near future will be lower than we originally anticipated and our results of our operations may suffer.

Our industry is rapidly evolving and we may not be able to keep pace with technological changes, which could adversely affect our business.

        The transmission of voice, data and fax over data networks is rapidly evolving. Short product life cycles place a premium on our ability to manage the transition from current products to new products. Our future success in generating revenues will depend on our ability to enhance our existing products and to develop and introduce new products and product features. These products and features must keep pace with technological developments and address the increasingly sophisticated needs of our customers. The development of new technologies and products is increasingly complex and uncertain. This increases the difficulty in coordinating the planning and production process and can result in delay in the introduction of new technologies and products.

We are dependent on the development of the VoP market to increase our sales.

        The market for Voice over Packet, or VoP, services is currently developing. We cannot be sure that the delivery of telephone and other communications services over packet networks rather than over traditional telephone networks will expand. We cannot be sure that packet based voice networks will become widespread or that connections between packet networks and telephone networks will become commonplace. The adaptation process of connecting packet networks and telephone networks can be time consuming and costly. Sales of our VoP products will depend on the development of packet networks and the commercialization of VoP services. If this market does not develop, or develops more slowly than we expect, we may not be able to sell our products in significant volume.

New industry standards, the modification of our products to meet additional existing standards or the addition of features to our products may delay the introduction of our products or increase our costs.

        The industry standards that apply to our products are continually evolving. In addition, since our products are integrated into networks consisting of elements manufactured by various companies, they must comply with a number of industry standards and practices established by various international bodies and industry forums. Should new standards gain broad acceptance, we will be required to adopt those standards in our products. We may also decide to modify our products to meet additional existing standards or add features to our products. Standards may be adopted by various industry interest groups or may be proprietary and nonetheless accepted broadly in the industry. It may take us a significant amount of time to develop and design products incorporating these new standards. We may also have to pay additional fees to the developers of the technologies which constitute the newly adopted standards.

Our customers or potential customers may develop or prefer to develop their own technical solutions, and as a result, would not buy our products.

        Our products are primarily sold as components or building blocks to large original equipment manufacturers, or OEM’s, or network equipment providers. Our customers incorporate our products into their product offerings, usually in conjunction with value-added services of their own or of third parties. Customers or potential customers may prefer to develop their own technology or purchase third party technology. They could also manufacture their own components or building blocks that are similar to the ones we offer. Large customers have already committed significant resources in developing integrated product offerings. Customers may decide that this gives them greater control over supplies, specifications and performance. Customers may therefore not buy components from an external manufacturer such as us. This could have an adverse impact on our ability to sell our products and our revenues.

We have depended on a small number of large customers. The loss of one of these customers or the reduction in purchases by a significant customer could have a material adverse effect on our revenue.

        Historically, a substantial portion of our revenue has been derived from large purchases by a small number of OEMs and network equipment providers, systems integrators and distributors. For example, our top three customers accounted for approximately 29.0% of our revenues in 2004, 26.9% of our revenues in 2003 and 22.4% of our revenues in 2002. Sales to Nortel Networks accounted for 18.6% of our revenues in 2004 compared to 14.3% of our revenues in 2003 and 1.4% of our revenues in 2002. We do not enter into sales agreements in which the customer is obligated to purchase a set quantity of our products. Based on our experience, we expect that our customer base may change from period to period. If we lose a large customer and fail to add new customers there could be a material adverse effect on our results of operations.

Our quarterly results of operations have fluctuated in the past and we expect these fluctuations to continue. Fluctuations in our results of operations may disappoint investors and result in a decline in our share price.

        We have experienced and expect to continue to experience significant fluctuations in our quarterly results of operations. In some periods, our operating results may be below public expectations. If this occurs, the market price of our ordinary shares could decline.

        The following factors have affected our quarterly results of operations in the past and are likely to affect our quarterly results of operations in the future:

—	size, timing and pricing of orders, including order deferrals and delayed shipments;

—	launching of new product generations;

—	length of approval processes or market testing;

—	technological changes in the telecommunications industry;

—	competitive pricing pressures;

—	the timing and approval of government research and development grants;

—	accuracy of telephone company, distributor and original equipment manufacturer forecasts of their customers' demands;

—	changes in our operating expenses;

—	disruption in our sources of supply; and

—	general economic conditions.

        Therefore, the results of any past periods may not be relied upon as an indication of our future performance.

We have a limited order backlog. If revenue levels for any quarter fall below our expectations, our results of operations will be adversely affected.

        We have a limited order backlog, which makes revenues in any quarter substantially dependent on orders received and delivered in that quarter. A delay in the recognition of revenue, even from one customer, may have a significant negative impact on our results of operations for a given period. We base our decisions regarding our operating expenses on anticipated revenue trends, and our expense levels are relatively fixed, or require some time for adjustment. Because only a small portion of our expenses varies with our revenues, if revenue levels fall below our expectations, our results of operations will be adversely affected.

Generally, we sell to OEM or system integrator customers, as well as to distributors. As a result, we have less information with respect to the actual requirements of end users and their utilization of equipment. We also have less influence over the choice of equipment by these end users.

        We typically sell to OEM customers and system integrators, as well as to distributors. Our customers usually purchase equipment from several suppliers and may be trying to fulfill one of their customers’ specific technical specifications. We rely heavily on our customers for sales of our products and to inform us about market trends and the needs of their customers. We cannot be certain that this information is accurate. If the information we receive is not accurate, we may be manufacturing products that do not have a customer or fail to manufacture products that end users want. Because we are selling products to OEMs, system integrators and distributors rather than directly to end users, we have less control over the ultimate selection of products by end users.

The markets we serve are highly competitive and many of our competitors have much greater resources, which may make it difficult for us to maintain profitability.

        Competition in our industry is intense and we expect competition to increase in the future. There has been a significant amount of merger and acquisition activity and strategic alliances, frequently involving major telecommunications equipment manufacturers acquiring smaller companies, and we expect that this will result in an increasing concentration of market share among these companies, many of whom are our customers.

        Our principal competitors in the sale of signal processing chips for voice over packet are Texas Instruments, Broadcom, Infineon, Centillium, and Mindspeed. We expect large manufacturers of generic signal processors, such as Motorola, Agere Systems and Intel, to market competing processors. Competition for our module level products include semiconductor manufacturers such as Texas Instruments, Mindspeed, and Centillium Performance Technologies Inc. Our principal competitors in the communications board market are NMS Communications, Intel, Motorola, Brooktrout, Inc., Acculab and PIKA Technologies, Inc.

        Our principal competitors in the area of media gateways are Cisco Systems Inc., Mediatrix Telecom, Inc., VegaStream Limited, Samsung, Innovaphone AG, Quintum Technologies, Tainet Communication System Corp., Welltech, Ascii Corp, D-Link Systems, Inc., Multitec Inc., Innomedia, OKI, LG., Veraz Networks, Excel switching, Sonus Networks, Nuera, Tekelec, General Bandwidth and Commatch. Our principal competitors in the area of media servers are Convedia, IP Unity and Excel switching.

        In addition, we face competition in mid and high density gateways from internal development at companies such as Nortel, Lucent, Alcatel, Siemens, Huawei, UTstarcom, ZTE and others.

        We also face significant and increasing competition in the market for products utilized in the VoIP market. Our competitors in the market for VolP products include telecommunications companies, data communication companies and companies specializing in voice over IP products. Some of our competitors have greater name recognition, larger installed customer bases and significantly greater financial, technical and marketing resources than we do.

        Many of our competitors have the ability to offer vendor-sponsored financing programs to prospective customers. Some of our competitors with broad product portfolios may also be able to offer lower prices on products that compete with ours because of their ability to recoup a loss of margin through sales of other products or services. Additionally, voice, audio and other communications alternatives that compete with our products are being continually introduced.

        In the future, we may also develop and introduce other products with new or additional telecommunications capabilities or services. As a result, we may compete directly with telephone companies and other telecommunications infrastructure providers. Additional competitors may include companies that currently provide computer software products and services, such as telephone, media, publishing and cable television. The ability of some of our competitors to bundle other enhanced services or other products, such as video images, with VoIP products could give these competitors an advantage over us.

        As a result of the ongoing consolidation in our industry, several of our competitors have greater financial, personnel and other resources, and offer a broader range of products and services, than we do.

Offering to sell system level products that compete with the products manufactured by our customers could negatively affect our business.

        We have broadened our product offerings from chips to boards, subsystems and gateway level products (systems). These products could compete with products offered by our customers. These customers could decide to decrease purchases from us because of this competition. This could result in a material adverse effect on our results of operations.

We rely on third-party subcontractors to assemble our products and therefore do not directly control manufacturing costs, product delivery schedules or manufacturing quality.

        Our products are assembled and tested by third-party subcontractors. As a result of our reliance on third-party subcontractors, we cannot directly control product delivery schedules. We have in the past experienced delays in delivery schedules. Any problems that occur and persist in connection with the delivery, quality or cost of the assembly and testing of our products could have a material adverse effect on our business, financial condition and results of operations. This reliance could also lead to product shortages or quality assurance problems, which, in turn, could lead to an increase in the costs of manufacturing or assembling our products.

We may not be able to deliver our products to our customers, and substantial reengineering costs may be incurred if a small number of third-party suppliers do not provide us with key components on a timely basis.

        Texas Instruments Incorporated supplies all of the chips for our signal processor product line. Our signal processor line is used both as a product line in its own right and as a key component in our other product lines. Motorola manufactures all of the communications processors currently used on our communications boards. These suppliers also supply many of our competitors.

        We have not entered into any long-term supply agreements or alternate source agreements with our suppliers and, while we maintain an inventory of critical components, our inventory of chips would likely not be sufficient in the event that we had to engage an alternate supplier for these components.

        Texas Instruments is also one of our major competitors in providing signal processing solutions. An unexpected termination of the supply of the chips provided by Texas Instruments or Motorola or disruption in their timely delivery, would require us to make a large investment in capital and manpower resources to shift to using signal processors manufactured by other companies and may cause a delay in introducing replacement products. Customers may not accept an alternative product design. Supporting old products or redesigning products may make it more difficult for us to support our products.

We utilize other sole source suppliers upon whom we depend without having long term supply agreements.

        Some of our sole source suppliers custom produce components for us based upon our specifications and designs while other of our sole source suppliers are the only manufacturers of certain components required by our products. We have not entered into any long-term supply agreements or alternative source agreements with our suppliers and while we maintain an inventory of components from single source providers, our inventory would likely not be sufficient in the event that we had to engage an alternate supplier of these single source components. In the event of any interruption in the supply of components from any of our sole source suppliers, we may have to expend significant time, effort and other resources in order to locate a suitable alternative manufacturer and secure replacement components. If no replacement components are available, we may be forced to redesign certain of our products. Any such new design may not be accepted by our customers. A prolonged disruption in supply may force us to redesign and retest our products. Any interruption in supply from any of these sources or an unexpected technical failure or termination of the manufacture of components could disrupt production, thereby adversely affecting our ability to deliver products and to support products previously sold to our customers.

        In addition, if demand for telecommunications equipment increases, we may face a shortage of components from our suppliers. This could result in longer lead times, increases in the price of components and a reduction in our margins, all of which could adversely affect the results of our operations.

Our customers may require us to produce products or systems to hold in inventory in order to meet their “just in time”, or short lead time, delivery requirements. If we are unable to sell this inventory on a timely basis, we could incur charges for excess and obsolete inventory which would adversely affect our results of operations.

        Our customers expect us to maintain an inventory of products available for purchase off the shelf subsequent to the initial sales cycle for these products. This may require us to incur the costs of manufacturing inventory without having a purchase order for the products. The VoP industry is subject to rapid technological change and volatile customer demands, which result in a short product commercial life before a product becomes obsolete. If we are unable to sell products produced to hold in inventory, we may be required to write off excess and obsolete inventory, which would adversely affect our operating results and financial condition. We wrote off and wrote down excess inventory that was expected to be sold at a price lower than carrying value in the amount of $1.7 million in 2002, $835,000 in 2003 and $1.2 million in 2004.

Our products generally have long sales cycles and implementation periods, which increase our costs in obtaining orders and reduce the predictability of our revenues.

        Our products are technologically complex and are typically intended for use in applications that may be critical to the business of our customers. Prospective customers generally must make a significant commitment of resources to test and evaluate our products and to integrate them into larger systems. As a result, our sales process is often subject to delays associated with lengthy approval processes that typically accompany the design and testing of new communications equipment. The sales cycles of our products to new customers are approximately six to twelve months after a design win, depending on the type of customer and complexity of the product. This time may be further extended because of internal testing, field trials and requests for the addition or customization of features. This delays the time until we realize revenue and results in our investing significant resources in attempting to make sales.

        Long sales cycles also subject us to risks not usually encountered in a short sales span, including customers’ budgetary constraints, internal acceptance reviews and cancellation. In addition, orders expected in one quarter could shift to another because of the timing of customers’ procurement decisions. The time required to implement our products can vary significantly with the needs of our customers and generally exceeds several months; larger implementations can take multiple calendar quarters. This complicates our planning processes and reduces the predictability of our revenues.

Our proprietary technology is difficult to protect, and our products may infringe on the intellectual property rights of third parties. Our business may suffer if we are unable to protect our intellectual property or if we are sued for infringing the intellectual property rights of third parties.

        Our success and ability to compete depend in part upon protecting our proprietary technology. We rely on a combination of patent, trade secret, copyright and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. These agreements and measures may not be sufficient to protect our technology from third-party infringement, or to protect us from the claims of others. Enforcement of intellectual property rights may be expensive and may divert attention of management and of research and development personnel away from our business. Intellectual property litigation could also call into question the ownership or scope of rights owned by us. We believe that at least one of our patents may cover technology related to the ITU G.723.1 standard. Because of our involvement in the standard setting process, we may be required to license certain of our patents on a reasonable and non-discriminatory basis to a current or future competitor, to the extent required to carry out the G.723.1 standard. Additionally, our products may be manufactured, sold, or used in countries that provide less protection to intellectual property than that provided under U.S. or Israeli laws or where we do not hold relevant intellectual property rights.

        Any intellectual property claims against us, even without merit, could cost us a significant amount of money to defend and divert management’s attention away from our business. We may not be able to get a license for technology that is used in our products and we may face injunctive proceedings that prevent distribution and sale of our products even prior to any dispute being concluded. These proceedings may also have a deterrent effect on purchases by customers, who may be unsure about our ability to continue to supply their requirements. We may be forced to repurchase our products and compensate customers that have purchased such infringing products. We may be forced to redesign the product so that it becomes non-infringing, which may have an adverse impact on the results of our operations.

Multiple patent holders in our industry may result in increased licensing costs.

        There are a number of companies besides us that hold patents for various aspects of the technology incorporated in our industry’s standards and our products. We expect that patent enforcement will be given high priority by companies seeking to gain competitive advantages or additional revenues. The holders of patents from which we have not obtained licenses may take the position that we are required to obtain a license from them. We cannot be certain that we would be able to negotiate a license agreement at an acceptable price or at all. Our results of operations could be adversely affected by the payment of any additional licensing costs or if we are prevented from manufacturing or selling a product.

Changes in governmental regulations in the United States or other countries could slow the growth of the VoIP telephony market and reduce the demand for our customers’ products, which, in turn, could reduce the demand for our products.

        In the United States, changes in governmental regulation are being considered that may negatively impact the VoIP telephony market. For example, the Federal Communications Commission (FCC) has to date treated providers of telephone services over the public Internet as “enhanced service providers.” Enhanced service providers are currently exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. The FCC is examining the enactment of new regulations governing Internet telephony and the question of whether certain forms of telephone services over the Internet should be subject to the same FCC regulations as telecommunications services.

        VoIP equipment can be used as a way to provide telecommunication services while bypassing the local service operator, in what is sometime referred to as “toll bypass.” Telecommunications traffic is diverted from traditional telephone lines to the public Internet, thus avoiding long distance call charges. As the use of VoIP to provide telecommunication services increases, phone companies are seeking the adoption of regulations that would require providers or users of such diverted calls to pay a charge to local service providers.

        On March 10, 2004, the FCC released a Notice of Proposed Rule Making that seeks to establish a regulatory framework for Internet Protocol-Enabled Services, including VoIP services. The Notice of Proposed Rule Making seeks comments on how various IP-enabled services, including VoIP, should be differentiated for regulatory purposes, and whether there are technical or other characteristics of particular VoIP services that warrant differential regulatory treatment. When the FCC enacts new regulations governing VoIP, or if it determines that certain telephony providers over the public Internet, or the services they provide, are subject to current FCC regulations governing common carriers, then some of the service providers that buy equipment from our customers may be forced to pay access charges and make universal service contributions, or may be subject to other taxes, fees or restrictions under any such new regulations. The required payment of additional taxes, fees or charges for VoIP services may impact the profitability of these services and the use of VoIP services or technology.

        The enactment of any additional regulation or taxation of communications over the public Internet in the United States or elsewhere in the world could have a material adverse effect on our customers’ (and their customers’) businesses and could therefore adversely affect sales of our products. We do not know what effect, if any, possible legislative or regulatory reforms in the United States or elsewhere in the world may have on private telecommunication networks and purchases of our products.

Use of encryption technology in our products is regulated by governmental authorities and may require special development, export or import licenses. Delays in the issuance of required licenses, or the inability to secure these licenses, could adversely affect our revenues and results of operations.

        Growth in the demand for security features may increase the use of encryption technology in our products. The use of encryption technology is generally regulated by governmental authorities and may require specific development, export or import licenses. Encryption standards may be based on proprietary technologies. We may be unable to incorporate encryption standards into our products in a manner that will insure interoperability. We also may be unable to secure licenses for proprietary technology on reasonable terms. If we cannot meet encryption standards, or secure required licenses for proprietary encryption technology, our revenues and results of operations could be adversely affected.

A significant portion of our revenues is generated outside of the U.S. and Israel and we intend to continue to expand our operations internationally and therefore our results of operations could suffer if we are unable to manage our international operations effectively.

        We generated 36% of our revenues in 2003 and 28% of our revenues in 2004 outside of the United States and Israel. Part of our strategy is to expand our penetration in existing foreign markets and to enter new foreign markets. Our ability to penetrate some international markets may be limited due to different technical standards, protocols or product requirements in different markets. Expansion of our international business will require significant management attention and financial resources. Our international sales and operations are subject to numerous risks inherent in international business activities, including:

—	economic and political instability in foreign countries;

—	staffing and managing foreign operations;

—	increased risk of collection; and

—	burdens that may be imposed by tariffs and other trade barriers.

        If we are unable to address these risks, our foreign operations may be unprofitable or the value of our investment in our foreign operations may decrease.

        Currently, our international sales are denominated primarily in dollars. Therefore, any devaluation in the local currencies of our customers relative to the dollar could cause customers to decrease or cancel orders or default on payment.

The prices of our products may become less competitive due to foreign exchange fluctuations.

        Foreign currency fluctuations may affect the prices of our products. Our prices in all countries are denominated primarily in dollars. If there is a significant devaluation in a specific country, the prices of our products will increase relative to the local currency and may be less competitive. We cannot be sure that our international customers will continue to place orders denominated in dollars. The introduction into circulation of the Euro in 2002 placed pressure on us to sell to European customers in Euro rather than dollar prices. Sales denominated in Euros could make our revenues subject to fluctuation in the Euro/dollar exchange rate.

We may be unable to attract sales representatives who will market our products effectively.

        A significant portion of our marketing and sales involves the aid of independent sales representatives that are not under our direct control. We cannot be certain that our current independent sales representatives will continue to distribute our products or that, even if they continue to distribute our products, they will do so successfully. These representatives are not subject to any minimum purchase requirements and can discontinue marketing our products at any time. In addition, these representatives often market products of our competitors. Accordingly, we must compete for the attention and sales efforts of our independent sales representatives.

Our products could contain defects, which would reduce sales of those products or result in claims against us.

        We develop complex and evolving products. Despite testing by us and our customers, undetected errors or defects may be found in existing or new products. The introduction of products with reliability, quality or compatibility problems could result in reduced revenues, additional costs, increased product returns and difficulty or delays in collecting accounts receivable. The risk is higher with products still in the development stage, where full testing or certification is not yet completed. This could result in, among other things, a delay in recognition or loss of revenues, loss of market share or failure to achieve market acceptance. We could also be subject to material claims by customers that are not covered by our insurance.

Obtaining certification of our products by national regulators may be time-consuming and expensive. We may be unable to sell our products in markets in which we are unable to obtain certification.

        Our customers may expect us to obtain certificates of compliance with safety and technical standards set by national regulators, especially standards set by U.S. or European regulators. There is no uniform set of standards, and each national regulator may impose and change its own standards. National regulators may also prohibit us from importing products that do not conform to their standards. If we make any change in the design of a product, we are usually required to obtain recertification of the product. The process of certification may be time-consuming and expensive and may affect the length of the sales cycle for a product. If we are unable to obtain certification of a product in a market, we may be unable to sell the product in that market.

We depend on a limited number of key personnel who would be difficult to replace.

        Because our products are complex and our market is evolving, the success of our business depends in large part upon the continuing contributions of our management and key personnel. Specifically, we rely heavily on the services of Shabtai Adlersberg, our Chief Executive Officer. If Shabtai Adlersberg is unable or unwilling to continue with us, our results of operations could be materially and adversely affected. We do not carry key person insurance for Mr. Adlersberg.

        The success of our business also depends upon our continuing ability to attract and retain other highly-qualified management, technical, sales and marketing personnel. We need highly-qualified technical personnel who are capable of developing technologies and products and providing the technical support required by our customers. Such personnel were and may again be in great demand and we may not be successful in attracting, integrating or retaining them when and as required.

We intend to expand our business through acquisitions that could result in diversion of resources and extra expenses. This could disrupt our business and adversely affect our financial condition.

        Part of our strategy is to pursue acquisitions of, or investments in, businesses and technologies or to establish joint ventures to expand our business. For example, in April 2003, we purchased a product group from Nortel Networks and in May 2004 we purchased Ai-Logix Inc. We also increased our holdings in a privately held speech-recognition company during 2003. We recognized losses from this investment in our results of operations in each of the past three years.

        The negotiation of acquisitions, investments or joint ventures as well as the integration of acquired or jointly developed businesses or technologies could divert our management’s time and resources. Acquired businesses, technologies or joint ventures may not be successfully integrated with our products and operations. If any acquisition, investment or joint venture were to occur, we may not realize the intended benefits of the acquisition, investment or joint venture and we may incur future losses from such acquisition, investment or joint venture.

        Acquisitions could result in:

—	substantial cash expenditures;

—	potentially dilutive issuances of equity securities;

—	the incurrence of debt and contingent liabilities;

—	a decrease in our profit margins;

—	amortization of intangibles and potential impairment of goodwill; and

—	write-offs of in-process research and development.

        If acquisitions disrupt our operations, our business may suffer.

If we do not manage our anticipated growth effectively, our results of operations could be adversely affected.

        We have actively expanded our operations in the past and may continue to expand them in the future. This expansion has required, and may continue to require, the application of managerial, operational and financial resources. We cannot be sure that we will continue to expand, or that we will be able to expand our operations successfully. In particular, our business requires us to focus on multiple markets, including the VoIP, cable and wireless markets. In addition, we work simultaneously with a number of large OEMs and network equipment providers each of which may have different requirements for the products that we sell to them. We may not have sufficient manpower, or may be unable to devote this manpower when needed, to address the requirements of these markets and customers. If we are unable to manage our expanding operations effectively, our revenues may not increase, our cost of operations may rise and our results of operations may be adversely affected.

        As we grow we may need new or enhanced systems, procedures or controls. The transition to such systems, procedures or controls, as well as any delay in transitioning to new or enhanced systems, procedures or controls, may seriously harm our ability to accurately forecast sales demand, manage our product inventory and record and report financial and management information on a timely and accurate basis.

We may not be able to raise additional financing for our future capital needs on favorable terms, or at all, which could limit our ability to grow and to continue our longer term expansion plans.

        We may need to raise additional capital in the future to continue our longer term expansion plans. We cannot be certain that we will be able to obtain additional financing on commercially reasonable terms, or at all. This could inhibit our growth and increase our financing costs.

We extend credit to customers for purchases of our products. We could incur charges in our statement of operations if we are unable to collect these accounts receivable.

        A portion of our receivables result from credit extended to customers for purchases of our products. We cannot be sure that we will be able to collect all of these accounts receivable. The failure to collect accounts receivable could adversely affect our cash flow position and results of operations.

Our gross profit percentage could be negatively impacted by increased manufacturing costs and other factors. This could adversely affect our results of operations.

        Our gross profit percentage has increased in each of the past three years. However, our gross profit percentage is still lower than in 2000. The recent increase in our gross profit percentage could be negatively affected by an increase in manufacturing costs, a shift in our sales mix towards our less profitable products, increased customer demand for longer product warranties and increased cost pressures as a result of increased competition. Acquisitions of new businesses could also negatively affect our gross profit percentage, which could cause an adverse effect on our results of operations.

The growth in our product portfolio means that we have to service and support more products. This may result in an increase in our expenses and an adverse effect on our results of operations.

        The size of our product portfolio has increased and continues to increase. As a result, we are required to provide to our customers sales support and maintenance. Customers have requested that we provide a contractual commitment to support a product for a specified period of time. This period of time may exceed the working life of the product or extend past the period of time that we may intend to manufacture or support a product. We are dependent on our suppliers for the components (hardware and software) needed to provide support and may be unable to secure the components necessary to satisfy our service commitments. We do not have long term contracts with our suppliers, and they may not be obligated to provide us with products or services for any specified period of time. We may need to purchase an inventory of replacement components and parts in advance in order to try to provide for their availability when needed. This could result in increased risk of write offs with respect to our replacement component inventory to the extent that we cannot accurately predict our future requirements under our customer service contracts. If any of our component suppliers cease production, cease operations or refuse or fail to make timely delivery of orders, we may not be able to meet our contractual commitments for product support or maintenance. We may be required to supply upgraded components or parts as substitutes if the original versions are no longer available. Product support may be costly and any extra service revenues may not cover the hardware and software costs associated with providing long-term support or maintenance.

Risks Relating to Operations in Israel

Conditions in Israel affect our operations and may limit our ability to produce and sell our products.

        We are incorporated under the laws of the State of Israel, and our principal offices are located in the State of Israel. Political, economic and military conditions in Israel directly affect our operations. Terrorist attacks against Israel have greatly intensified since September 2000, which have led to ongoing hostilities between Israel, the Palestinian Authority and other groups in the West Bank and Gaza Strip. Peace talks have only resumed recently. We cannot predict if the peace process will continue or whether a full resolution of these problems will be achieved, nor can we predict the nature of any such resolution or any consequences that any of these factors may have on us. Some of our officers and employees in Israel are obligated to perform up to 36 days of military reserve duty annually and are subject to being called for additional active duty under emergency circumstances. We cannot predict the full impact of these conditions on us in the future, particularly if emergency circumstances occur. If many of our employees are called for active duty, our operations in Israel and our business may be adversely affected. Additionally, a number of countries continue to restrict or ban business with Israel or Israeli companies, which may limit our ability to make sales in those countries.

The Israeli rate of inflation may negatively impact our costs if it exceeds the rate of devaluation of the New Israeli Shekel against the U.S. dollar.

        A substantial portion of the cost of our Israeli operations, mainly personnel and facility-related, is incurred in New Israeli Shekels (NIS). In 2004, approximately 37% of our costs were incurred in NIS. As a result, we bear the risk that the rate of inflation in Israel will exceed the rate of devaluation of the NIS in relation to the dollar or that the timing of such devaluations were to lag considerably behind inflation, which will increase our costs as expressed in dollars.

        To protect against the changes in value of forecasted foreign currency cash flows resulting from payments in NIS, we maintain a foreign currency cash flow hedging program. We hedge portions of our forecasted expenses denominated in foreign currencies with forward contracts. These measures may not adequately protect us from material adverse effects due to the impact of inflation in Israel.

The Israeli government programs and tax benefits that we currently participate in, or receive, require us to meet several conditions and may be terminated or reduced in the future, which would increase our costs.

        We benefit from certain government programs and tax benefits, particularly as a result of exemptions and reductions resulting from the “approved enterprise” status of our existing production facilities and programs in Israel under the Law for the Encouragement of Capital Investments, 1959. To be eligible for these programs and tax benefits, we must continue to meet conditions, including making specified investments in fixed assets and financing a percentage of investments with share capital. If we fail to meet such conditions in the future, the tax benefits would be canceled and we could be required to refund the tax benefits already received, together with an adjustment based on the Israeli consumer price index and an interest factor. New legislation to replace the Law for the Encouragement of Capital Investments is currently pending final approval of the Knesset. The proposed new legislation imposes additional eligibility criteria for approved enterprise benefits. The proposed new legislation would also offer additional forms of alternative benefits. We do not believe that the new legislation, if adopted in accordance with the current proposal, would have a material effect on us.

        In 2004, we recognized a grant of $765,000 from the Government of Israel, through the Office of the Chief Scientist, or the OCS, for the financing of a portion of our research and development expenditures in Israel under the Law for the Encouragement of Industrial Research and Development, 1984. We expect to apply for additional grants in 2005 and may apply for additional grants in the future. The OCS budget has been subject to reductions, which may affect the availability of funds for these prospective grants and other grants in the future. As a result, we cannot be certain that we will continue to receive grants at the same rate, or at all. In addition, the terms of any future OCS grants may be less favorable than our past grant.

The government grants we have received for research and development expenditures limit our ability to manufacture products and transfer technologies outside of Israel and require us to satisfy specified conditions. If we fail to satisfy these conditions, we may be required to refund grants previously received together with interest and penalties.

        In connection with research and development grant received from the OCS, we must pay royalties to the OCS on the revenue derived from the sale of products, technologies and services developed with the grant from the OCS. The terms of the OCS grants and the law pursuant to which grants are made restrict our ability to manufacture products or transfer technologies developed using OCS grants outside of Israel. This restriction may limit our ability to enter into agreements for those products or technologies, without OCS approval. We cannot be certain that any approval of the OCS will be obtained on terms that are acceptable to us, or at all. In connection with our grant applications, we have made certain representations, including information provided in periodical performance reports, and we have committed to certain performance-based covenants. The funding from the OCS is subject to the accuracy of these representations and covenants and to our compliance with the conditions and restrictions imposed by the OCS. If we fail to comply with any of these conditions or restrictions, we could be required to repay any grants previously received, together with an adjustment based on the Israeli consumer price index and an interest factor in addition to certain other penalties. In addition, if we fail to comply with any of these conditions or restrictions, we would likely be ineligible to receive OCS grants in the future. The inability to receive these grants would result in an increase in our research and development expenses.

It may be difficult to enforce a U.S. judgment against us, our officers and directors and our Israeli auditors or to assert U.S. securities law claims in Israel.

        We are incorporated in Israel. Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a majority of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel addressing these matters. Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act of 1933, or Securities Act, and the Securities Exchange Act of 1934, or Exchange Act, in original actions instituted in Israel.

Israeli law may delay, prevent or make difficult a merger with or an acquisition of us, which could prevent a change of control and therefore depress the price of our shares.

        Provisions of Israeli law may delay, prevent or make undesirable a merger or an acquisition of all or a significant portion of our shares or assets. Israeli corporate law regulates acquisitions of shares through tender offers and mergers, requires special approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. These provisions of Israeli law could have the effect of delaying or preventing a change in control and may make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders. These provisions may limit the price that investors may be willing to pay in the future for our ordinary shares. In addition, our articles of association contain certain provisions that may make it more difficult to acquire us, such a staggered board and the ability of our board of directors to issue preferred shares. Furthermore, Israel tax considerations may make potential transactions undesirable to us or to some of our shareholders. See “Description of Share Capital – Possible Anti-Takeover Effects.”

Risks Relating to the Notes and Our Ordinary Shares

The price of our ordinary shares may fluctuate significantly.

        The market price for our ordinary shares, as well as the prices of shares of other technology companies, has been volatile. Since the beginning of 2003, our share price has fluctuated from a low of $2.10 to a high of $17.00. The following factors may cause significant fluctuations in the market price of our ordinary shares:

—	fluctuations in our quarterly revenues and earnings or those of our competitors;

—	shortfalls in our operating results compared to levels forecast by securities analysts;

—	announcements concerning us, our competitors or telephone companies;

—	announcements of technological innovations;

—	the introduction of new products;

—	changes in product price policies involving us or our competitors;

—	market conditions in the industry;

—	the conditions of the securities markets, particularly in the technology and Israeli sectors; and

—	political, economic and other developments in the State of Israel and worldwide.

        In addition, stock prices of many technology companies fluctuate significantly for reasons that may be unrelated or disproportionate to operating results. The factors discussed above may depress or cause volatility of our share price, regardless of our actual operating results.

The trading prices of the notes could be significantly affected by the market price of our ordinary shares.

        We expect that the trading price of the notes will be significantly affected by the market price of our ordinary shares, which may be affected by a variety of factors as set forth in the immediately preceding risk factor. This relationship may result in greater volatility in the trading prices of the notes than would be expected for non-convertible debt securities.

The notes are effectively subordinated to our existing and future secured indebtedness and structurally subordinated to existing and future indebtedness and other liabilities of our subsidiaries.

        The notes are our general, unsecured obligations and are effectively subordinated to any existing and future secured indebtedness we may have. In addition, the notes are not guaranteed by our existing subsidiaries or any future subsidiaries and, accordingly, the notes are effectively subordinated to the existing and future indebtedness and other liabilities of our subsidiaries. These liabilities may include indebtedness, trade payables, guarantees, lease obligations and letter of credit obligations. Therefore, our rights and the rights of our creditors, including the holders of the notes, to participate in the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of the subsidiary’s creditors, except to the extent that we may ourselves be a creditor with recognized claims against the subsidiary. However, even if we are a creditor of one of our subsidiaries, our claims would still be effectively subordinated to any security interests in, or mortgages or other liens on, the assets of that subsidiary and would be subordinate to any indebtedness of the subsidiary senior to that held by us. As of December 31, 2004, our existing subsidiaries had no outstanding indebtedness (excluding intercompany debt and other liabilities).

There are no restrictive covenants in the indenture for the notes relating to our ability to incur future indebtedness or complete other transactions.

        The indenture governing the notes does not contain any financial covenants or restrictions on the payment of dividends. The indenture does not restrict the issuance or repurchase of securities by us or our subsidiaries. The indenture contains no covenants or other provisions to afford you protection in the event of a highly leveraged transaction, such as a leveraged recapitalization, that would increase the level of our indebtedness, or a change in control except as described under “Description of Notes – Purchase at Option of Holders” and “Description of Notes – Purchase at Option of Holders upon a Fundamental Change.” The indenture governing the notes does not restrict us from incurring senior secured debt in the future or guaranteeing our indebtedness, nor does it limit the amount of indebtedness that we can issue that is equal in right of payment. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected.

Our indebtedness and debt service obligations increased with the issuance of the notes, which may adversely affect our cash flow, cash position and share price.

        We intend to fulfill our debt service obligations from our existing cash, investments and operations. In the future, if we are unable to generate cash or raise additional cash financings sufficient to meet these obligations and need to use existing cash or liquidate investments in order to fund these obligations, we may have to delay or curtail research, development and commercialization programs.

        Our indebtedness could have significant additional negative consequences, including, without limitation:

—	requiring the dedication of a portion of our expected cash flow to service our indebtedness, thereby reducing the amount of our expected cash flow available for other purposes, including funding our research and development programs and other capital expenditures;

—	increasing our vulnerability to general adverse economic conditions;

—	limiting our ability to obtain additional financing; and

—	placing us at a possible competitive disadvantage to less leveraged competitors and competitors that have better access to capital resources.

There is no public trading market for the notes and your ability to transfer the notes will be limited.

        The notes are not listed on any national securities exchange or quoted on any automated dealer quotation system, nor do we intend to list them on any. Although the initial purchasers advised us, in connection with the private placement of the notes, that they intend to make a market in the notes, they are under no obligation to do so and may discontinue any market-making activities at any time without any notice.

        Although the notes issued in the private placement are eligible for trading in the PORTAL market, the notes sold using this prospectus will no longer be eligible for trading in the PORTAL market. We cannot predict whether an active trading market for the notes will develop or, if such market develops, how liquid it will be. If an active trading market for the notes does not develop, the market price and liquidity of the notes may be adversely affected.

If you hold notes, you will not be entitled to any rights with respect to our ordinary shares, but you will be subject to all changes made with respect to our ordinary shares.

        If you hold notes, you will not be entitled to any rights with respect to our ordinary shares (including, without limitation, voting rights and rights to receive dividends, if any, or other distributions on our ordinary shares), but you will be subject to all changes affecting the ordinary shares. You will only be entitled to rights on the ordinary shares if and when we deliver ordinary shares to you in exchange for your notes. For example, in the event that an amendment is proposed to our articles of association requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to delivery to you of our ordinary shares, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our ordinary shares.

Our ability to fulfill our obligations under the notes is dependent upon our future financial and operating performance.

        Our ability to make interest and principal payments on the notes when due and to satisfy our other debt obligations depends in part upon our future financial performance and upon our ability to renew or refinance any debt obligations or to raise additional equity capital. Prevailing economic conditions and financial, business and other factors, many of which are beyond our control, will affect our ability to make these payments.

        If we are unable to generate sufficient cash flow to meet our debt services obligations, we will have to pursue one or more alternatives, such as:

—	reducing our operating expenses;

—	reducing or delaying capital expenditures;

—	selling assets; or

—	raising additional equity capital.

        We cannot assure you that any of these alternatives could be accomplished on satisfactory terms, if at all, or that those actions would provide sufficient funds to retire the notes and our other debt obligations.

We may not have the ability to purchase the notes for cash if required to do so by holders on November 9, 2009, November 9, 2014 or November 9, 2019, or upon the occurrence of a fundamental change.

        On November 9, 2009, November 9, 2014 or November 9, 2029, or upon specified fundamental changes relating to us, each holder of the notes may require us to purchase for cash all or a portion of such holder’s notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest, if any, on such notes to but excluding the date of purchase. In addition, in the case of certain fundamental changes occurring before November 9, 2009, we may be required to pay a make-whole premium to holders of the notes. We cannot assure you that we would have sufficient financial resources to purchase the notes for cash, or will be able to raise debt financing if we are required to purchase the notes at the option of the holders of such notes or upon the occurrence of a fundamental change. This repurchase requirement may also delay or make it harder for others to obtain control of us.

Our application to the Israeli tax authorities for an exemption from the requirement to withhold taxes or deductions on payments to non-Israeli holders of the notes may not be successful.

        We have applied for a pre-ruling from the Israel tax authorities exempting us from the requirement to withhold taxes or deductions on payments to non-Israeli holders of the notes. Our application may not be successful, or may only be successful in part, in which case, under the terms of the indenture governing the notes, we would be required to pay certain additional amounts so that the net amount received by each holder after such holding or deduction would not be less than the amount that such holder would have received without the withholding or deduction. Any requirement that we pay additional amounts to the holders of the notes would increase our interest costs.

There may be an adverse effect on the market price of our shares, and consequently on the price of the notes, as a result of shares being available for sale in the future.

        If our shareholders sell substantial amounts of our ordinary shares, including shares issued upon the exercise of outstanding options or purchased pursuant to our Employee Share Purchase Plans, the market price of our ordinary shares may fall. These sales also might make it more difficult for us to sell equity or equity-related securities in the future at a time and place that we deem appropriate.

There is limited protection in the event of a change of control.

        The requirement that we offer to repurchase the notes upon a change of control is limited to the transactions specified in the definition of a “fundamental change” under Description of Notes–Purchase at Option of Holders upon a Fundamental Change.” Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or recapitalizations, that could affect our capital structure and the value of our ordinary shares but would not constitute a change of control. In addition, should a “fundamental change” occur, no assurance can be given that we will have sufficient funds available to purchase notes which are tendered for repurchase. A failure by us to repurchase tendered notes will constitute an event of default under the indenture.

We do not anticipate declaring any cash dividends on our ordinary shares.

        We have never declared or paid cash dividends on our ordinary shares and do not plan to pay any cash dividends in the near future. Our current policy is to retain all funds and earnings for use in the operation and expansion of our business.

U.S. shareholders may be subject to adverse U.S. federal income tax consequences as a result of our possible status as a passive foreign investment company.

        Based on the composition of our gross income and the composition and value of our gross assets during 2004, we do not believe that we would be treated as a passive foreign investment company (“PFIC”) for the 2004 tax year. However, there can be no assurance that we will not be treated as a PFIC for U.S. federal income tax purposes for 2004 or any subsequent tax year. If we are a PFIC for any tax year, U.S. shareholders who owned notes or ordinary shares during such year may be subject to increased United States federal income tax liabilities and reporting requirements for such year and succeeding years, even if we are no longer a PFIC in such succeeding years. We urge purchasers of the notes to review “Certain U.S. Federal Income Tax Considerations–Passive Foreign Investment Company Status” and to consult their own tax advisors with respect to the U.S. federal income tax consequences of an investment in the notes.

OFFER STATISTICS AND TIMETABLE

        The $125,000,000 aggregate principal amount of notes and the 6,680,925 ordinary shares issuable upon conversion of the notes (based on the initial conversion rate, which is subject to adjustment, as described further under “Description of Notes–Conversion Rights”) are being sold by the selling securityholders listed under “Selling Securityholders.” The offer will be open until the earlier of (a) the sale pursuant to the shelf registration statement or public sale pursuant to Rule 144 under the Securities Act (or any successor thereto) of all of the notes and all of the ordinary shares issuable upon conversion of the notes, (b) the date when the holders of the notes and the ordinary shares issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise, (c) November 16, 2006 and (d) the date on which all of the notes and ordinary shares issuable upon conversion of the notes cease to be outstanding.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. These forward-looking statements can generally be identified as such because the context of the statement will include words such as “may,” “will,” “intends,” “plans,” “believes,” “anticipates,” “expects,” “estimates,” “predicts,” “potential,” “continue,” or “opportunity,” the negative of these words or words of similar import. Similarly, statements that describe our reserves and our future plans, strategies, intentions, expectations, objectives, goals or prospects are also forward-looking statements. These forward-looking statements are or will be, as applicable, based largely on our expectations and projections about future events and future trends affecting our business, and so are or will be, as applicable, subject to risks and uncertainties that could cause actual results to differ materially from those anticipated in the forward-looking statements.

        Our actual results of operations and execution of our business strategy could differ materially from those expressed in, or implied by, the forward-looking statements. In addition, past financial and/or operating performance is not necessarily a reliable indicator of future performance and you should not use our historical performance to anticipate results or future period trends. We can give no assurances that any of the events anticipated by the forward-looking statements will occur or, if any of them do, what impact they will have on our results of operations and financial condition. In evaluating our forward-looking statements, you should specifically consider the risks and uncertainties discussed under “Risk Factors” in this prospectus. Except as required by law, we undertake no obligation to publicly revise our forward-looking statements to reflect events or circumstances that arise after the date of this prospectus.

USE OF PROCEEDS

        We will not receive any proceeds from the sale by any selling securityholder of the notes or the ordinary shares issuable upon conversion.

PRICE RANGE OF ORDINARY SHARES

        Our ordinary shares are listed on the Nasdaq National Market and The Tel Aviv Stock Exchange under the symbol “AUDC”. In addition, we are aware of our ordinary shares being traded on the following markets: Frankfurt Stock Exchange, Berlin Stock Exchange, Munich Stock Exchange and XETRA.

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by the Nasdaq National Market. All per share prices for periods prior to or including October 6, 2000 have been retroactively adjusted to reflect the two-for-one stock split effected on that date.

	Price Per Share
	High	Low

Calendar Year

2004	$16.88	$8.48
2003	11.74	2.10
2002	5.91	1.61
2001	25.75	1.60
2000	76.00	9.25

Calendar Period

2005
First quarter	17.00	10.66
2004
Fourth quarter	16.88	11.85
Third quarter	13.97	9.51
Second quarter	12.98	8.48
First quarter	16.10	10.35
2003
Fourth quarter	11.74	7.59
Third quarter	8.85	4.40
Second quarter	5.80	2.65
First quarter	2.71	2.10

Calendar Month

2005
March	13.69	10.66
February	15.49	12.10
January	17.00	14.12
2004
December	16.88	14.60
November	16.00	12.80
October	13.58	11.85

        The following table sets forth, for the periods indicated, the high and low sales prices of our ordinary shares as reported by The Tel Aviv Stock Exchange. Our shares commenced trading on The Tel Aviv Stock Exchange on October 21, 2001. All share prices shown in the following table are in NIS. As of December 31, 2004, the exchange rate was equal to approximately 4.308 NIS per U.S. $1.00.

Price Per Share
	High	Low

Calendar Year

2004	NIS 74.90	NIS 39.10
2003	NIS 53.50	NIS 10.42
2002	NIS 26.94	NIS 7.41
2001 (commencing October 21, 2001)	NIS 26.90	NIS 10.25

Calendar Period

2005
First quarter	NIS 73.80	NIS 46.91
2004
Fourth quarter	NIS 70.00	NIS 52.12
Third quarter	NIS 57.93	NIS 43.00
Second quarter	NIS 57.10	NIS 39.10
First quarter	NIS 74.90	NIS 46.01
2003
Fourth quarter	NIS 53.50	NIS 33.30
Third quarter	NIS 38.45	NIS 19.80
Second quarter	NIS 24.00	NIS 12.50
First quarter	NIS 12.59	NIS 10.42

Calendar Month

2005
March	NIS 59.68	NIS 46.91
February	NIS 66.54	NIS 56.24
January	NIS 73.80	NIS 62.40
2004
December	NIS 70.00	NIS 63.09
November	NIS 68.80	NIS 57.32
October	NIS 59.50	NIS 52.12

        On April 4, 2005, the last reported sale price of our ordinary shares was $11.30 per share on the Nasdaq National Market and NIS 49.78 per share on The Tel Aviv Stock Exchange.

DIVIDEND POLICY

        To date, we have paid no cash dividends to the holders of our ordinary shares. We have no plans to pay cash dividends in the near future.

RATIO OF EARNINGS TO FIXED CHARGES

The following sets forth our ratio of earnings to fixed charges for the periods indicated:

Year ended December 31,
2000	2001	2002	2003	2004

-	-	-	-	16.09

        The ratio of earnings to fixed charges is computed by dividing fixed charges into earnings from continuing operations before income tax and extraordinary items plus fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings consist of pretax income (loss) from continuing operations plus fixed charges. We did not have any interest bearing debt or preferred shares outstanding during the years ended December 31, 2000, 2001, 2002 and 2003. Accordingly, the fixed charges amounted to zero in each of those years and the ratios of earnings to fixed charges are not applicable.

DESCRIPTION OF NOTES

        The notes were issued under an indenture dated as of November 9, 2004 between us and U.S. Bank National Association, as trustee. The terms of the notes include those provided in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939. The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate those agreements in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as a holder of the notes.

        Copies of the indenture and registration rights agreement have been filed as exhibits to the registration statement of which this prospectus forms a part and are incorporated by reference in this prospectus. Copies of the indenture and registration rights agreement are also available from us upon request. See “Where You Can Find More Information and Incorporation By Reference.”

        In this section, the words “we,” “us” or “our” mean AudioCodes Ltd., but do not include any of our current or future subsidiaries.

General

        The notes are our general unsecured senior obligations and rank equal in right of payment to all of our other unsecured and unsubordinated indebtedness. The notes will be effectively subordinated to all of our existing and future secured debt to the extent of the value of the assets securing such debt, and will be structurally subordinated to all existing and future indebtedness and other liabilities of our subsidiaries.

        At December 31, 2004, we had an aggregate of $125.0 million of indebtedness for borrowed money, consisting entirely of indebtedness from the issuance of the notes. The indenture permits us to incur additional indebtedness, including secured debt.

        We may redeem for cash all or a portion of notes at any time on or after November 9, 2009 at a redemption price equal to 100% of the principal amount of the notes being redeemed, plus accrued and unpaid interest to, but excluding, the redemption date, as described under “–Optional Redemption” below. Upon specified fundamental changes relating to AudioCodes Ltd., you may require us to purchase the notes held by you for cash at a purchase price equal to 100% of the principal amount of the notes being purchased, plus accrued and unpaid interest to, but excluding, the purchase date, as described under “–Purchase at Option of Holders Upon a Fundamental Change.” In addition, prior to November 9, 2009, following certain fundamental changes, we will pay to all holders of notes who elect to require us to repurchase such notes or to convert such notes in connection with such a fundamental change a make-whole premium, which may be paid in cash, ordinary shares, or the same form of consideration used to pay for the transaction constituting the change of control, or a combination thereof. You may require us to purchase all or a portion of your notes for cash on November 9, 2009, November 9, 2014 or November 9, 2019 (each, a “purchase date”) in the manner described under “–Purchase at Option of Holders.”

        The notes are convertible into our ordinary shares as described under “–Conversion Rights” below. At our option, in lieu of delivering ordinary shares, we may elect to pay the holders cash or a combination of cash and our ordinary shares. The notes are limited to $125,000,000 aggregate principal amount, and will mature on November 9, 2024 unless earlier converted, redeemed or purchased. The notes are issued in denominations of $1,000 and multiples of $1,000.

        The notes bear interest at the rate of 2.00% per year from November 9, 2004, the first date of issuance of the notes. Interest is payable semi-annually in arrears on May 9 and November 9 of each year, commencing May 9, 2005, to holders of record at the close of business on the preceding April 24 and October 24, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, redemption or purchase of the notes by us at the option of the holder or upon a fundamental change, interest will cease to accrue on the notes under the terms of and subject to the conditions of the indenture.

        Principal is payable, and the notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency, which is initially the office or agency of the trustee in New York, New York.

        The indenture does not contain any financial covenants or any restrictions on the payment of dividends, repurchase of our securities or incurrence of indebtedness. The indenture also does not contain any covenants or other provisions to afford protection to holders of the notes in the event of a highly leveraged transaction or a fundamental change, including a change of control, in respect of AudioCodes Ltd., except to the extent described under “–Purchase at Option of Holders Upon a Fundamental Change.”

Conversion Rights

        A holder may convert a note, in integral multiples of $1,000 principal amount, into 53.4474 ordinary shares per $1,000 principal amount of notes (the “conversion rate”), which is equal to an initial conversion price of $18.71, at any time before the earlier of (1) the close of business on the business day prior to the redemption date, if we elect to redeem the notes, and (2) the close of business on November 9, 2024.

        Except as described below, no cash payment or other adjustment will be made on conversion of any notes for interest accrued thereon or for dividends on any ordinary shares. We are not required to issue fractional ordinary shares upon conversion of notes, and instead will pay a cash adjustment based upon the sale price of our ordinary shares at the close of business on the last trading day before the date of conversion. Our delivery to the holder of the full number of ordinary shares into which a note is convertible, together with any such cash adjustment payment, will be deemed to satisfy our obligation to pay the principal amount of the note and any accrued and unpaid interest. Any accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited.

        The “sale price” of our ordinary shares on any date means the closing per share sale price (or if no closing sale price is reported, the average of the bid and ask prices or, if more than one in either case, the average of the average bid and the average ask prices) on such date on the Nasdaq National Market or such other principal United States securities exchange on which our ordinary shares are traded or, if our ordinary shares are not listed on a United States national or regional securities exchange, as reported by the OTC Bulletin Board or successor thereto or by Pink Sheets LLC (formerly the National Quotation Bureau Incorporated) or successor thereto. In the absence of a quotation, we will determine the sale price on the basis of such quotations as we consider appropriate.

        The “trading day” means a day during which trading in securities generally occurs on the Nasdaq National Market or, if our ordinary shares are not quoted on the Nasdaq National Market, on the principal other market on which our ordinary shares are then traded.

        If notes are converted after a record date for an interest payment but prior to the next interest payment date (except (1) for notes called for redemption on a redemption date or subject to purchase by us following a fundamental change or on a purchase date, as the case may be, with such date occurring during the period from the close of business on the record date and ending on the opening of business on the fifth business day after the interest payment date, or (2) if you submit your notes for conversion between the record date for the final interest payment and the opening of business on the final interest payment date), those notes must be accompanied by funds equal to the interest payable to the record holder on the next interest payment date on the principal amount so converted.

        A holder may exercise the right of conversion by delivering the note to be converted to the specified office of the conversion agent, which is initially the trustee, with a completed notice of conversion, together with any funds that may be required as described in the preceding paragraph. The conversion date will be the date on which the notes, the notice of conversion and any required funds have been so delivered. A holder delivering a note for conversion will not be required to pay any taxes or duties relating to the issuance or delivery of our ordinary shares for such conversion, but will be required to pay any tax or duty which may be payable relating to any transfer involved in the issuance or delivery of our ordinary shares in a name other than that of the holder of the note. Certificates representing our ordinary shares will be issued or delivered only after all applicable taxes and duties, if any, payable by the holder have been paid. If a note is to be converted in part only, a new note or notes equal in principal amount to the unconverted portion of the note surrendered for conversion will be issued.

        In lieu of delivery of ordinary shares upon conversion of any notes, for all or any portion of the notes, we may elect to pay holders surrendering notes for conversion an amount in cash per note (or a portion of a note) equal to the average of the applicable share price over the five consecutive trading days immediately following either (a) the date of our notice of our election to deliver cash, which we must give within two business days after receiving a conversion notice, unless we have earlier given notice of redemption as described in this prospectus; or (b) the conversion date, if we have given notice of redemption specifying that we intend to deliver cash upon conversion thereafter, in either case multiplied by the conversion rate in effect on that date or the applicable portion thereof. We will inform the holders through the trustee no later than two business days following the conversion date of our election to deliver ordinary shares or to pay cash in lieu of delivery of the shares. Ordinary shares and cash deliverable upon conversion will be delivered through the conversion agent no later than the third business day following the determination of the applicable share price. If we elect to pay all of such payment in cash, the payment will be made to holders surrendering notes no later than the tenth business day following the applicable conversion date.

        If a holder has already delivered a fundamental change purchase notice as described under “–Purchase at Option of Holders Upon a Fundamental Change” with respect to a note, the holder may not surrender that note for conversion until the holder has withdrawn the fundamental change purchase notice in accordance with the indenture.

        The initial conversion rate will be adjusted for certain future events, including:

        1.        the issuance of our ordinary shares as a dividend or distribution on our ordinary shares to all holders of our ordinary shares;

        2.        certain subdivisions and combinations of our ordinary shares;

        3.        the issuance to all holders of our ordinary shares of rights or warrants entitling them for a period of not more than 45 days to subscribe for or purchase our ordinary shares or securities convertible into our ordinary shares, at a price per share or having a conversion price per share less than the then current market price per share, as defined in the indenture, of our ordinary shares;

        4.        the dividend or other distribution to all holders of our ordinary shares of our share capital (other than our ordinary shares) or evidences of our indebtedness or our assets, including securities, but excluding: (A) those rights and warrants referred to in clause (3) above, (B) dividends and distributions in connection with a reclassification or change of our ordinary shares, consolidation, merger or combination, sale or conveyance of substantially all of our property and assets or statutory share exchange, as described in the fourth succeeding paragraph below and (C) dividends or distributions paid exclusively in cash referred to in clause (5) below;

        5.        dividends or other distributions consisting exclusively of cash to all holders of our ordinary shares; and

        6.        the purchase of our ordinary shares pursuant to a tender offer or exchange offer made by us or any of our subsidiaries to the extent that the cash and fair market value of any other consideration included in the payment per ordinary share exceeds the closing sale price per ordinary share on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

        Subject to the immediately succeeding sentence, no adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion price in effect at such time. Any adjustment that would otherwise be required to be made will be carried forward and taken into account in any subsequent adjustment, and will otherwise be made (a) annually on the anniversary of the first date of issue of the notes, and otherwise (b) (1) five business days prior to the maturity of the notes (whether at stated maturity or otherwise), (2) prior to the redemption date as described under “–Optional Redemption” or prior to a fundamental change purchase date as described under “–Purchase at Option of Holders Upon a Fundamental Change,” unless such adjustment has already been made prior to the adjustment contemplated by this clause (b)(1) or (2). We will not make any adjustment if holders of notes are permitted to participate in the transactions described above.

        In the event, pursuant to clause (4) above, that we pay a dividend or make a distribution on our ordinary shares consisting of share capital of, or similar equity interests in, a subsidiary or other business unit of ours, the conversion rate will be adjusted based on the market value of the securities so distributed relative to the market value of our ordinary shares, in each case based on the average sale prices of those securities for the 10 trading days commencing on and including the fifth trading day after the date on which “ex-dividend trading” commences for such dividend or distribution on the Nasdaq National Market or such other national or regional exchange or market on which the securities are then listed or quoted.

        Except as stated above, the conversion rate will not be adjusted for the issuance of ordinary shares or any securities convertible into or exchangeable for our ordinary shares or carrying the right to purchase any of the foregoing.

        In the case of:

—	any reclassification or change of our ordinary shares (other than changes resulting from changes in par value or as a result of a subdivision or combination);

—	a consolidation, merger or combination involving AudioCodes Ltd.;

—	a sale or conveyance to another corporation of all or substantially all of our property and assets; or

—	any statutory share exchange;

in each case, as a result of which holders of our ordinary shares are entitled to receive shares, other securities, other property or assets (including cash or any combination thereof) with respect to or in exchange for our ordinary shares, the holders of the notes then outstanding will be entitled thereafter to convert such notes into the kind and amount of shares, other securities or other property or assets (including cash or any combination thereof) that they would have owned or been entitled to receive upon such reclassification or change of our ordinary shares, consolidation, merger or combination, sale or conveyance or statutory share exchange had such notes been converted into our ordinary shares immediately prior to such reclassification, change, consolidation, merger, combination, sale, conveyance or statutory share exchange.

        We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days. In that case, we will give at least 15 days’ notice of such increase. We may, but are under no obligation to, make such increases in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of our ordinary shares resulting from any dividend or distribution of stock or rights to acquire stock or from any event treated as such for income tax purposes.

        If a taxable distribution to holders of our ordinary shares or other transaction occurs that results in any adjustment of the conversion rate, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to United States federal income tax as a dividend. In certain other circumstances, the absence of such an adjustment may result in a taxable dividend to the holders of our ordinary shares. See “Certain United States Federal Income Tax Considerations.”

Sinking Fund

        There is no sinking fund for the notes.

Optional Redemption

        At any time on or after November 9, 2009, we may redeem the notes for cash at any time, or from time to time, in whole or in part, at a redemption price equal to 100% of the principal amount of notes being redeemed, plus the accrued and unpaid interest to, but excluding, the redemption date. If the redemption date is an interest payment date, interest will be paid to the record holder on the relevant record date. We will give at least 20 days’ but not more than 60 days’ notice of redemption by mail to holders of notes. Notes or portions of notes called for redemption will be convertible by the holder until the close of business on the business day prior to the redemption date.

        If we do not redeem all of the notes, the trustee will select the notes to be redeemed in principal amounts of $1,000 or integral multiples of $1,000 by lot or on a pro rata basis. If any notes are to be redeemed in part only, we will issue a new note or notes in principal amount equal to the unredeemed principal portion thereof. If a portion of a holder’s notes is selected for partial redemption and such holder converts a portion of those notes, the converted portion will be deemed to be taken from the portion selected for redemption.

Purchase at Option of Holders

        At your option, we are required to purchase your notes for cash on November 9, 2009, November 9, 2014 and November 9, 2019. We will be required to purchase all of such holder’s notes, or any portion of those notes in respect of which the holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the purchase date until the close of business on the purchase date. If a purchase notice is given and withdrawn during that period, we will not be obligated to purchase the notes or portion of notes listed in the notice. Our purchase obligation will be subject to certain additional conditions.

        The purchase price payable for a note will be equal to 100% of its principal amount, plus accrued and unpaid interest to, but excluding, the purchase date.

        Your right to require us to purchase notes is exercisable by delivering a written purchase notice to the paying agent within 20 business days of the purchase date until the close of business on the purchase date. The paying agent is initially the trustee.

        The purchase notice must state:

—	if certificated notes have been issued, the note certificate numbers (or, if your notes are not certificated, your purchase notice must comply with appropriate DTC procedures);

—	the portion of the principal amount of notes to be purchased, which must be in $1,000 multiples; and

—	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

        You may withdraw any written purchase notice by delivering a written notice of withdrawal to the paying agent prior to the close of business on the purchase date. The withdrawal notice must state:

—	the principal amount of the withdrawn notes;

—	if certificated notes have been issued, the certificate numbers of the withdrawn notes (or, if your notes are not certificated, your withdrawal notice must comply with appropriate DTC procedures); and

—	the principal amount, if any, which remains subject to the purchase notice.

        We must give notice of an upcoming purchase date to all note holders not less than 20 business days prior to the purchase date at their addresses shown in the register of the registrar. We will also give notice to beneficial owners as required by applicable law. This notice will state, among other things, the procedures that holders must follow to require us to purchase their notes.

        Payment of the purchase price for a note for which a purchase notice has been delivered and not withdrawn is conditioned upon book-entry transfer or delivery of the note, together with necessary endorsements, to the paying agent at its office in the Borough of Manhattan, The City of New York, or any other office of the paying agent, at any time after delivery of the purchase notice. Payment of the purchase price for the note will be made promptly following the later of the purchase date and the time of book-entry transfer or delivery of the note. If the paying agent holds money or securities sufficient to pay the purchase price of the note on the business day following the purchase date, then, on and after such date:

—	the note will cease to be outstanding;

—	interest will cease to accrue; and

—	all other rights of the holder will terminate.

        This will be the case whether or not book-entry transfer of the note has been made or the note has been delivered to the paying agent, and all other rights of the note holder will terminate, other than the right to receive the purchase price upon delivery of the note. Our ability to purchase notes with cash may be limited by the terms of our then-existing borrowing agreements. Even though we become obligated to purchase any outstanding note on a purchase date, we may not have sufficient funds to pay the purchase price on that purchase date. If we fail to purchase the notes when required, this failure will constitute an event of default under the indenture. See “Risk Factors–Risks Relating to the Notes and our Ordinary Shares–We may not have the ability to purchase the notes for cash if required to do so by holders in 2009, 2014 or 2019 or upon the occurrence of a fundamental change.”

        We will comply with any applicable provisions of Rule 13e-4 and any other tender offer rules under the Exchange Act.

Purchase at Option of Holders upon a Fundamental Change

        If a fundamental change occurs as set forth below, each holder of notes will have the right to require us to purchase for cash all of such holder’s notes, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is not later than 30 business days after the date we give notice of the fundamental change (the “fundamental change purchase date”), at a fundamental change purchase price equal to 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest to, but excluding, the fundamental change purchase date, plus a make-whole premium under the circumstances described below. If the fundamental change purchase date is after a record date but on or prior to an interest payment date, however, then the interest payable on the fundamental change purchase date will be paid to the holder of record of the notes on the relevant record date.

        If a change in control occurs (1) pursuant to the first or second bullet point of the definition thereof set forth below, and (2) the fundamental change purchase date with respect to such change in control is on or prior to November 9, 2009, we will pay a make-whole premium to the holders of the notes in addition to the purchase price of the notes on the fundamental change purchase date. The make-whole premium will also be paid on the fundamental change purchase date to holders of the notes who convert their notes into ordinary shares on or after the date on which we have given a notice to all holders of notes of the occurrence of such change in control that is fundamental change and on or before the fundamental change purchase date.

        The make-whole premium will be determined by reference to the table below and is based on the date on which the change in control that is a fundamental change becomes effective (the “effective date”) and the price (the “share price”) paid per ordinary share in the transaction constituting the change in control. If holders of our ordinary shares receive only cash in the transaction, the share price shall be the cash amount paid per ordinary share. Otherwise, the share price shall be equal to the average closing sale price per ordinary share over the five trading-day period ending on the trading day immediately preceding the effective date.

        The following table shows what the make-whole premiums would be for each share price and effective date set forth below, expressed as a percentage of the principal amount of the notes.

Make-Whole Premium Upon a Change in Control (% of Face Value)

	Effective Date
Share Price On Effective Date	Nov. 9, 2004	Nov. 9, 2005	Nov. 9, 2006	Nov. 9, 2007	Nov. 9, 2008	Nov. 9, 2009

$14.12	0.00%	0.00%	0.00%	0.00%	0.00%	0.00%
$17.50	14.08%	13.66%	12.93%	11.59%	8.82%	0.00%
$20.00	18.27%	17.51%	16.34%	14.42%	10.81%	0.00%
$25.00	14.88%	13.71%	12.05%	9.59%	5.57%	0.00%
$30.00	12.51%	11.15%	9.31%	6.78%	3.16%	0.00%
$35.00	10.78%	9.35%	7.48%	5.10%	2.05%	0.00%
$40.00	9.47%	8.04%	6.23%	4.04%	1.56%	0.00%
$45.00	8.46%	7.05%	5.33%	3.38%	1.31%	0.00%
$50.00	7.64%	6.28%	4.67%	2.96%	1.18%	0.00%

        The actual share price and effective date may not be set forth on the table, in which case:

—	if the actual share price on the effective date is between two share prices on the table or the actual effective date is between two effective dates on the table, the make-whole premium will be determined by a straight-line interpolation between the make-whole premiums set forth for the two share prices and the two effective dates on the table based on a 360-day year, as applicable;

—	if the share price on the effective date exceeds $50.00 per share (subject to adjustment as described below), no make-whole premium will be paid; and

—	if the share price on the effective date is less than $14.12 per share (subject to adjustment as described below), no make-whole premium will be paid.

        The share prices set forth in the first column of the table above will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted share prices will equal the share prices applicable immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate immediately prior to the adjustment giving rise to the share price adjustment and the denominator of which is the conversion rate as so adjusted.

        We will pay, at our option, the make-whole premium in cash, ordinary shares or the same form of consideration used to pay for the ordinary shares in connection with the transaction constituting the change in control, or a combination thereof.

        If we decide to pay the make-whole premium in ordinary shares, the value of our ordinary shares to be delivered in respect of the make-whole premium shall be deemed to be equal to the average closing sale price per ordinary share over the ten trading-day period ending on the trading day immediately preceding the change in control purchase date. We may pay the make-whole premium in ordinary shares only if the information necessary to calculate the closing sale price per share of our ordinary shares is published in a daily newspaper of national circulation or by other appropriate means.

        In addition, our right to pay the make-whole premium in our ordinary shares is subject to our satisfying various conditions, including:

—	listing such ordinary shares on the Nasdaq National Market or, if not so listed, on the New York Stock Exchange;

—	the registration of the ordinary shares under the Securities Act and the Exchange Act, if required; and

—	any necessary qualification or registration under applicable state securities law or the availability of an exemption from such qualification and registration.

        If such conditions are not satisfied with respect to a holder prior to the close of business on the fundamental change purchase date, we will pay the make-whole premium in cash. We may not change the form of consideration to be paid with respect to the make-whole premium once we have given the notice that we are required to give to holders of record of notes, except as described in the immediately preceding sentence.

        If we decide to pay the make-whole premium in the same form of consideration used to pay for the ordinary shares in connection with the transaction constituting the change in control, the value of the consideration to be delivered in respect of the make-whole premium will be calculated as follows:

—	securities that are traded on a United States national securities exchange or approved for quotation on the Nasdaq National Market or any similar system of automated dissemination of quotations of securities prices will be valued based on the average closing price or last sale price, as applicable, over the ten trading-day period ending on the trading day immediately preceding the fundamental change purchase date;

—	other securities, assets or property (other than cash) will be valued based on 98% of the average of the fair market value of such securities, assets or property (other than cash) as determined by two independent nationally recognized investment banks selected by the trustee; and

—	100% of any cash.

        Within 10 days after the occurrence of a fundamental change, we are required give notice to all holders of record of notes, as provided in the indenture, as to, among other things, (1) the occurrence of the fundamental change and their resulting purchase right, and (2) in the case of a change in control, whether we will pay the make-whole premium, if any, in cash, ordinary shares or the same form of consideration used to pay for our ordinary shares in connection with the transaction constituting the change in control. We must also deliver a copy of our notice to the trustee. In order to exercise the purchase right upon a fundamental change, a holder must deliver prior to the fundamental change purchase date written notice to the trustee of the holder’s exercise of its purchase right, and the notes with respect to which the right is being exercised. If the notes are not in certificated form, a holder’s fundamental change purchase notice must comply with appropriate DTC procedures.

        A holder may withdraw any fundamental change purchase notice by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the fundamental change purchase date. The notice of withdrawal must state:

—	the principal amount of the withdrawn notes;

—	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

—	the principal amount, if any, of the notes which remains subject to the fundamental change purchase notice.

        In connection with any purchase offer or issuer tender offer in the event of a fundamental change that is a change in control, we will, if required:

—	comply with the information dissemination requirements and other provisions of Rule 13e-4, Rule 14e-1, and any other tender offer rules under the Exchange Act which may then be applicable; and

—	file a Schedule TO or any other required schedule under the Exchange Act.

        Payment of the fundamental change purchase price for a note for which a fundamental change purchase notice has been delivered and not validly withdrawn is conditioned upon delivery of the note, together with necessary endorsements, to the paying agent at any time after delivery of such fundamental change purchase notice. Payment of the fundamental change purchase price for the note will be made promptly following the later of the fundamental change purchase date or the time of delivery of the note.

        If the paying agent holds money or securities sufficient to pay the fundamental change purchase price of the note on the business day following the fundamental change purchase date in accordance with the terms of the indenture, then, immediately after the fundamental change purchase date, the note will cease to be outstanding and interest on such note will cease to accrue, whether or not the note is delivered to the paying agent. Thereafter, all other rights of the holder will terminate, other than the right to receive the fundamental change purchase price upon delivery of the note.

        A “fundamental change” will be deemed to have occurred upon a change of control or a termination of trading.

        A “termination of trading” shall be deemed to have occurred if our ordinary shares (or other share capital into which the notes are convertible) are neither listed for trading on a United States national securities exchange nor approved for listing on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices or traded in over-the-counter securities markets, and no American Depositary Shares or similar instruments for such ordinary shares are so listed or approved for listing in the United States.

        Under the indenture, a “change in control” will be deemed to have occurred at such time after the original issuance of the notes when any of the following has occurred:

—	the acquisition by any person of beneficial ownership, directly or indirectly, through a purchase, merger (except a merger by AudioCodes Ltd., described in the following paragraph) or other acquisition transaction or series of transactions, of shares of our share capital entitling that person to exercise 50% or more of the total voting power of all shares of our share capital entitled to vote generally in elections of directors, other than any acquisition by us, any of our subsidiaries or any of our employee benefit plans; or

—	our consolidation or merger with or into any other person, any merger of another person into us, or any conveyance, transfer, sale, lease or other disposition of all or substantially all of our properties and assets to another person, other than:

1.	any transaction (a) that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our share capital and (b) pursuant to which holders of our share capital immediately prior to the transaction are entitled to exercise, directly or indirectly, 50% or more of the total voting power of all shares of our share capital entitled to vote generally in the election of directors of the continuing or surviving person immediately after the transaction;

2.	any merger, share exchange, transfer of assets or similar transaction solely for the purpose of changing our jurisdiction of incorporation and resulting in a reclassification, conversion or exchange of outstanding ordinary shares solely into shares of common stock of the surviving entity;

3.	all of the consideration for the ordinary shares (excluding cash payments for fractional shares and cash payments made in respect of dissenters’ appraisal rights) in the transaction or transactions constituting the change in control consists of common stock or American Depositary Shares traded on a U.S. national securities exchange or quoted on the Nasdaq National Market or any similar United States system of automated dissemination of quotations of securities prices, or which will be so traded or quoted when issued or exchanged in connection with the change in control, and as a result of such transaction or transactions the notes become convertible solely into such securities; or

—	during any consecutive two-year period, individuals who at the beginning of that two-year period constituted our board of directors (together with any new directors whose election to our board of directors, or whose nomination for election by our shareholders, was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our board of directors then in office.

        Beneficial ownership will be determined in accordance with Rule 13d-3 promulgated by the Securities and Exchange Commission, or SEC, under the Exchange Act. The term “person” includes any syndicate or group that would be deemed to be a “person” under Section 13(d)(3) of the Exchange Act.

        We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note purchased by us (a) after the date that is two years from the latest issuance of the notes may, to the extent permitted by applicable law, be reissued or sold or may be surrendered to the trustee for cancellation or (b) on or prior to the date referred to in clause (a), will be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

        No notes may be purchased by us at the option of holders upon the occurrence of a change in control if there has occurred and is continuing an event of default with respect to the notes, other than a default in the payment of the fundamental change purchase price with respect to the notes.

Events of Default

        Each of the following constitutes an event of default under the indenture:

—	our failure to pay when due the principal of any of the notes at maturity, upon exercise of a purchase right, upon redemption or otherwise;

—	our failure to pay an installment of interest, or additional interest, if any, on any of the notes, that continues for 30 days after the date when due;

—	our failure to deliver ordinary shares (together with cash instead of fractional shares) or cash, when these are required to be delivered upon conversion of a note, and such failure continues for 10 days after written notice of default is given to us by the trustee or to us and the trustee by the holder of such note;

—	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 30 days after written notice of such failure, requiring us to remedy the same, will have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

—	our failure to provide timely notice of a fundamental change for a period of 10 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

—	our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $10 million, or there is an acceleration of indebtedness for borrowed money in an amount in excess of $10 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amounts of the notes then outstanding; and

—	events of our bankruptcy, insolvency or reorganization, or that of any of our significant subsidiaries, specified in the indenture.

        For these purposes, “significant subsidiary” has the meaning set forth in Rule 1-02(w) of Regulation S-X.

        The indenture provides that the trustee will, within 90 days of the occurrence of a default, give to the registered holders of the notes notice of all uncured defaults known to it, but the trustee will be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of, or interest on, any of the notes when due or in our payment of a purchase obligation.

        If an event of default specified in the seventh bullet above occurs and is continuing, then automatically the principal of all the notes and the interest thereon will become immediately due and payable. If an event of default occurs and is continuing, other than with respect to the seventh bullet above, the default not having been cured or waived as provided under “–Modifications and Waiver” below, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount together with accrued interest, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded or annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding upon the conditions provided in the indenture.

        The indenture contains a provision entitling the trustee, subject to the duty of the trustee during default to act with the required standard of care, to receive from the holders of notes reasonable security or indemnity satisfactory to the trustee against any loss, liability or expense before proceeding to exercise any right or power under the indenture at the request of such holders. The indenture provides that the holders of a majority in aggregate principal amount of the notes then outstanding through their written consent may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee.

        We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture.

Consolidation, Mergers and Sales of Assets

        We may, without the consent of the holders of notes, consolidate with, merge into or sell, lease or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of (1) the United States or any of its political subdivisions, or (2) a jurisdiction outside of the United States if the entity has common stock or American Depositary Shares representing common stock traded on a U.S. national securities exchange or the Nasdaq National Market, in each case, that:

—	we are the resulting or surviving corporation or the successor person, if other than us, assumes all our obligations under the indenture and the notes;

—	at the time of such transaction, no event of default, and no event which, after notice or lapse of time, would become an event of default, has happened and is continuing;

—	an officers’ certificate stating that the consolidation, merger or transfer complies with the provisions of the indenture is delivered to the trustee; and

—	we have delivered to the trustee an opinion of counsel of a nationally recognized law firm to the effect that the holders of the notes will not recognize income, gain or loss for U.S. federal income or Israeli tax purposes as a result of such consolidation, merger, sale, lease or transfer of assets and will be subject to U.S. federal income and Israeli tax on the same amount and in the same manner and at the same times as would have been the case if such consolidation, merger, sale, lease or transfer of assets had not occurred.

Additional Amounts

        (a)        All payments made by us under or with respect to the notes will be made free and clear of and without withholding or deduction for or on account of any present or future taxes, levies, duties, fees, assessments or other governmental charges of whatever nature (“Taxes”) imposed, levied, collected or assessed by or on behalf of any taxing authority within Israel, or within any other jurisdiction in which we or any of our subsidiaries is organized or engaged in business for tax purposes (“Other Jurisdictions”), unless we are required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If we are required to withhold or deduct or if we are otherwise required to pay any amount for or on account of Taxes imposed by a taxing authority within Israel, or within any Other Jurisdiction, from or in respect of any payment made under or with respect to the notes, we will pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by each holder and beneficial owner of notes (including Additional Amounts) after such withholding or deduction or other payment of Taxes will not be less than the amount such holder or beneficial owner would have received if such Taxes had not been withheld or deducted or paid; provided, however, that no Additional Amounts will be payable with respect to a payment made to a holder or beneficial owner of notes:

(i)	with respect to any Tax which would not have been imposed, payable or due but for the existence of any present or former connection between such holder (or the beneficial owner of, or person ultimately entitled to obtain an interest in, such notes) and Israel or any Other Jurisdiction, as the case may be, other than the mere holding of such notes;

(ii)	held in definitive registered form (“Definitive Registered Notes”), if the presentation of such Definitive Registered Notes for payment is not made within 30 days after the date such payment was due and payable or was provided for, whichever is later, except to the extent that the holder or beneficial owner of such notes would have been entitled to Additional Amounts upon presenting such notes for payment on any date during such 30-day period;

(iii)	with respect to any Tax that is an estate, inheritance, gift, sales or similar tax; or

(iv)	with respect to any Tax that is imposed or withheld by reason of the failure of such holder or beneficial owner to comply with a reasonable request by us addressed to such holder or beneficial owner (A) to provide reasonable information concerning the nationality, residence or identity of such holder or beneficial owner or (B) to make any reasonable declaration or other similar claim or satisfy any reasonable information or reporting requirement which, in the case of clause (A) or (B), is required or imposed by a statute, treaty, regulation or administrative practice of the taxing jurisdiction as a precondition to exemption from all or part of such tax.

        (b)        We will also (i) make such withholding or deduction and (ii) remit the full amount deducted or withheld to the relevant authority in accordance with applicable law. We will make reasonable efforts to obtain certified copies of tax receipts evidencing the payment of any Taxes so deducted or withheld from each taxing authority imposing such Taxes. We will furnish to the holders, within 60 days after the date the payment of any taxes so deducted or withheld is due pursuant to applicable law, either certified copies of tax receipts evidencing such payment by us, or, if such receipts are not obtainable, other evidence of such payments by us reasonably satisfactory to the holders.

        (c)        In addition, we will indemnify and hold harmless each holder (subject to the exclusions set forth in clauses (i), (ii), (iii) or (iv) of paragraph (a) above) and will, upon written request of each holder (subject to the exclusions set forth in clauses (i), (ii), (iii) or (iv) of paragraph (a) above, and provided that reasonable supporting documentation is provided), reimburse such holder for the amount of any Taxes levied or imposed by Israel or any Other Jurisdiction and paid by such holder as a result of payments made under or with respect to the notes. Any payment pursuant to this paragraph (c) shall be an Additional Amount.

        (d)        At least 30 days prior to each date on which any payment under or with respect to the notes is due and payable, if we will be obligated to pay Additional Amounts with respect to such payment, we will deliver to the Trustee an Officers’ Certificate stating the fact that such Additional Amounts will be payable and the amounts so payable and setting forth such other information necessary to enable the Trustee to pay such Additional Amounts to the holders of notes on the payment date. Whenever in the Indenture or in this “Description of Notes” there is mentioned, in any context, the payment of amounts based upon the principal of, premium, if any, interest or of any other amount payable under or with respect to any note such mention shall be deemed to include mention of the payment of Additional Amounts to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

        (e)        In addition, we will pay any stamp, issue, registration, documentary, value added or other similar taxes and other duties (including interest and penalties) payable in Israel or in the United States (or any political subdivision or taxing authority of either jurisdiction) in respect of the creation, issue, offering, execution or enforcement of the notes or any documentation with respect thereto.

        All references elsewhere in this prospectus to the payment of principal and interest or any other payment with respect to any notes will be deemed to include the payment of any Additional Amounts which may be payable as provided above.

Information Requirement

        We have agreed to make available to holders of the notes, beneficial owners of interests therein or any prospective purchaser of the notes designated by a holder, during any period in which we are not subject to the reporting requirements of the Exchange Act, the information required by Rule 144A(d)(4) under the Securities Act, to the extent required to permit compliance with Rule 144A in connection with the resale of notes or beneficial interests in the notes.

Modifications and Waiver

        Modifications and amendments to the indenture or to the terms and conditions of the notes may be made, and noncompliance by us may be waived, with the written consent of the holders of not less than a majority in aggregate principal amount of the notes at the time outstanding. However, the indenture, including the terms and conditions of the notes, may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

—	adding to our covenants for the benefit of the holders of notes;

—	surrendering any right or power conferred upon us;

—	providing for conversion rights of holders of notes if any reclassification or change of our ordinary shares or any consolidation, merger or sale of all or substantially all of our assets occurs;

—	increasing the conversion rate;

—	complying with the requirements of the SEC in order to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939;

—	making any changes or modifications to the indenture necessary in connection with the registration of the notes under the Securities Act as contemplated by the registration rights agreement;

—	curing any ambiguity, omission, inconsistency or correcting or supplementing any defective provision contained in the indenture;

—	adding or modifying any other provisions which we and the trustee may deem necessary or desirable;

—	complying with the requirements regarding merger or transfer of assets; or

—	providing for uncertificated notes in addition to the certificated notes so long as such uncertificated notes are in registered form for purposes of the Internal Revenue Code of 1986.

        Notwithstanding the foregoing, such modifications or amendments may only be made to the extent such modifications or amendments do not adversely affect the interests of the holders of the notes in any material respect.

        Notwithstanding the foregoing, no modification or amendment to, or any waiver of, any provisions of the indenture may, without the written consent or affirmative vote of the holder of each note affected:

—	change the maturity of the principal of or any installment of interest on any note, or any payment of additional interest;

—	reduce the principal amount of, or interest on, or the amount of additional interest on, any note, or the amount payable upon redemption or purchase of any note;

—	change the currency of payment of principal of or interest on any note;

—	modify our obligation to maintain an office or agency in New York City;

—	impair the right to institute suit for the enforcement of any payment on or with respect to, or conversion of, any note;

—	modify our obligation to purchase the notes at the option of the holders or at the option of the holders upon a fundamental change or our right to redeem notes in a manner adverse to the holders of the notes;

—	except as otherwise permitted or contemplated by provisions of the indenture concerning corporate reorganizations, materially adversely affect the conversion rights of holders of the notes; or

—	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default.

Satisfaction and Discharge

        We may discharge our obligations under the indenture while notes remain outstanding, subject to certain conditions, if all outstanding notes will become due and payable at their scheduled maturity within one year, and we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity. However, we will remain obligated to issue ordinary shares upon conversion of the notes until such maturity as described under “–Conversion Rights.”

Global Notes; Book-Entry; Form

        We issued the notes in the form of global securities. The global securities were deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global securities may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You will hold your beneficial interests in the global securities directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

        DTC has advised us that it is:

—	a limited purpose trust company organized under the laws of the State of New York;

—	a member of the Federal Reserve System;

—	a "clearing corporation" within the meaning of the New York Uniform Commercial Code; and

—	a "clearing agency" registered pursuant to the provisions of Section l7A of the Securities Exchange Act.

        DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchasers, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

        Pursuant to procedures established by DTC, upon the deposit of the global securities with DTC, DTC credited, on its book-entry registration and transfer system, the principal amount of notes represented by such global securities to the accounts of participants. Ownership of beneficial interests in the global securities will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global securities will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global securities.

        Owners of beneficial interests in global securities who desire to convert their interests into ordinary shares should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

        So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global securities, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global securities. We understand that under existing industry practice, if an owner of a beneficial interest in the global securities desires to take any action that DTC, as the holder of the global securities, is entitled to take, DTC would authorize the participants to take such action. Additionally, in such case, the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

        We will make payments of principal of and interest (and any additional interest) on the notes represented by the global securities registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global securities. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global securities or for maintaining, supervising or reviewing any records relating to such beneficial interests.

        We expect that DTC or its nominee, upon receipt of any payment of principal of or interest (or additional interest) on the global securities, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global securities as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global securities held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global securities for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global securities owning through such participants.

        Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

        DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global securities is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depositary for the global securities or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global securities for certificated securities which it will distribute to its participants.

        Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global securities among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

Information Concerning the Trustee and Transfer Agent

        U.S. Bank National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. U.S. Bank National Association is also the trustee under our indentures for senior debt securities and subordinated debt securities that we may issue from time to time under our shelf registration statement on Form F-3 filed with the SEC.

        American Stock Transfer & Trust Company is the transfer agent and registrar for our ordinary shares.

        The trustee, the transfer agent or their affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Governing Law

        The indenture and the notes are governed by, and will be construed in accordance with, the law of the State of New York.

Registration Rights

        We entered into a registration rights agreement with the initial purchasers of the notes. Pursuant to the registration rights agreement, we filed with the SEC a shelf registration statement covering resales by certain holders of our notes and the shares of our ordinary shares issuable upon conversion of the notes. This prospectus is part of the shelf registration statement. If you sell the notes or ordinary shares issued upon conversion of the notes under the shelf registration statement, you generally will be required to be named as a selling securityholder in this prospectus, deliver this prospectus to purchasers and be bound by applicable provisions of the registration rights agreement, including certain indemnification provisions. We will pay all expenses of the shelf registration statement, provide to each registered holder and the trustee copies of such prospectus, notify each registered holder and the trustee when the shelf registration statement has become effective and take certain other actions as are required to permit, subject to the following, unrestricted resales of the notes and the ordinary shares issued upon conversion of the notes.

        We will use our best efforts to:

—	cause such registration statement to become effective as promptly as is practicable, but in no event later than June 7, 2005; and

—	keep the registration statement effective until the earlier of (a) the sale pursuant to the shelf registration statement or public sale pursuant to Rule 144 under the Securities Act (or any successor thereto) of all of the notes and all of the ordinary shares issuable upon conversion of the notes, (b) the date when the holders of the notes and the ordinary shares issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise, (c) November 16, 2006 and (d) the date on which all of the notes and ordinary shares issuable upon conversion of the notes cease to be outstanding.

        We will be permitted to suspend the use of the prospectus that is part of the shelf registration statement under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events for a period (a) not to exceed 60 days in any three-month period and (b) not to exceed an aggregate of 90 days in any 12-month period.

        If:

—	on the day following the filing deadline, the shelf registration statement has not been filed with the SEC;

—	on June 7, 2005, the shelf registration statement is not declared effective;

—	the registration statement shall cease to be effective or fail to be usable without being succeeded within five business days by a post-effective amendment or a report filed with the SEC pursuant to the Exchange Act that cures the failure of the registration statement to be effective or usable; or

—	the prospectus has been suspended as described in the preceding paragraph longer than the period permitted by such paragraph,

(each, a “registration default”), additional interest will accrue on the notes, from and including the day following the registration default to but excluding the day on which the registration default has been cured. Additional interest will be paid semi-annually in arrears, with the first semi-annual payment due on the first interest payment date, as applicable, following the date on which such additional interest begins to accrue, and will accrue at an additional rate per year equal to:

—	0.25% of the principal amount to and including the 90th day following such registration default; and

—	0.5% of the principal amount from and after the 91st day following such registration default.

        In no event will additional interest accrue at a rate per year exceeding 0.5%. We will have no other liabilities for monetary damages with respect to our registration obligations. If a holder has converted some or all of its notes into ordinary shares, the holder will not be entitled to receive additional interest in the event of a registration default.

CAPITALIZATION

        The following table sets forth our cash and cash equivalents, long-term bank deposits and structured notes and our capitalization at December 31, 2004 on an actual basis.

U.S. dollars in thousands (unaudited) December 31, 2004

Cash and cash equivalents	$166,832

Long-term bank deposits and structured notes	50,195

2.00% Senior Convertible Notes	120,660

Shareholders' equity
Share Capital
Ordinary shares of NIS 0.01 par value:
100,000,000 shares authorized;
43,808,132 shares issued; 39,865,993 shares outstanding(1)	121
Additional paid-in capital	126,700
Treasury stock	(11,320)
Deferred stock compensation	(108)
Accumulated other comprehensive income	353
Retained earnings	6,234

Total shareholders' equity	121,985

Total capitalization	$242,645

(1)	The total number of our ordinary shares outstanding is based on 39,865,993 shares outstanding on December 31, 2004 and excludes:

—	7,896,000 ordinary shares issuable upon exercise of stock options outstanding as of December 31, 2004 under our share option plans;

—	1,188,500 additional shares reserved for issuance under our share option plans; and

—	6,680,925 additional ordinary shares initially issuable upon conversion of the notes.

DESCRIPTION OF SHARE CAPITAL

        As of the date of this prospectus, our articles of association authorize us to issue 100,000,000 of our ordinary shares, nominal value 0.01 NIS per share, and 2,500,000 preferred shares, nominal value NIS 0.01 per share. As of March 15, 2005, we had outstanding 40,132,805 ordinary shares and options to purchase an aggregate of 7,664,165 ordinary shares at a weighted average exercise price of $9.47 per share, with the latest expiration date of these options being December 29, 2011 (of which, options to purchase 4,094,213 of our ordinary shares were exercisable as of December 31, 2004). No preferred shares were outstanding as of March 15, 2005. All figures relating to outstanding shares exclude shares held in treasury.

        The following description of our share capital and certain provisions of our articles of association is a summary. The description below is qualified in its entirety by the provisions of our articles of association, which have been filed as an exhibit to our Annual Report on Form 20-F for the fiscal year ended December 31, 2000.

Ordinary Shares

        Our issued and outstanding ordinary shares are validly issued, fully paid and nonassessable. Holders of our ordinary shares are entitled to receive dividends paid out of profits if our board of directors decides to declare any dividends. Our ordinary shares are neither redeemable nor convertible. Upon our liquidation, our assets available for distribution to shareholders will be distributed to them in proportion to the nominal value of their shares. Each holder of our ordinary shares has one vote for each share held of record. A shareholder is not entitled to vote at any shareholders meeting unless all calls then payable by him in respect of his shares have been paid (this does not apply to separate meetings of the holders of a particular class of shares with respect to the modification or abrogation of their rights).

Preferred Shares

        Under our articles of association, we may issue preferred shares from time to time, in one or more series. However, in connection with our listing on The Tel Aviv Stock Exchange in 2001, we agreed that for such time as our ordinary shares are traded on The Tel Aviv Stock Exchange, we will not issue any of the 2,500,000 preferred shares, nominal value NIS 0.01, authorized in our articles of association. Notwithstanding the foregoing, we may issue preferred shares if the preference of those shares is limited to a preference in the distribution of dividends and such preferred shares have no voting rights.

Authorized But Unissued Shares

        Our authorized but unissued ordinary shares are available for future issuance without shareholder approval. These additional shares may be utilized for a variety of corporate purposes, including future public offerings to raise additional capital, corporate acquisitions and employee benefit plans.

Limitations On The Rights To Own Securities

        The ownership or voting of ordinary shares by non-residents of Israel is not restricted in any way by our articles of association or the laws of the State of Israel, except that nationals of countries which are, or have been, in a state of war with Israel may not be recognized as owners of ordinary shares.

Transfer Agent And Registrar

        The transfer agent and registrar for our ordinary shares is American Stock Transfer & Trust Company.

Possible Anti-Takeover Effects

        Some of the provisions of our articles of association and Israeli law could, together or separately:

—	discourage potential acquisition proposals;

—	delay or prevent a change in control; and

—	limit the price that investors might be willing to pay in the future for our ordinary shares.

        Israeli corporate law regulates mergers and acquisitions of shares through tender offers, requires approvals for transactions involving significant shareholders and regulates other matters that may be relevant to these types of transactions. Furthermore, Israel tax law treats stock-for-stock acquisitions between an Israeli company and a foreign company less favorably than does U.S. tax law. For example, Israeli tax law may subject a shareholder who exchanges his ordinary shares for shares in a foreign corporation to immediate taxation or to taxation before his investment in the foreign corporation becomes liquid. In addition, our articles of association limit our ability to engage in any merger, asset or share sale or other similar transaction with a shareholder holding 15% or more of our voting shares. These provisions may adversely affect the price of our shares.

        Under the Israeli Companies Law, a merger is generally required to be approved by the shareholders and the board of directors of each of the merging companies. Shares held by a party to the merger are not counted towards the required approval. If the share capital of the company that will not be the surviving company is divided into different classes of shares, the approval of each class is required. A merger may not be approved if the surviving company will not be able to satisfy its obligations. At the request of a creditor, a court may prohibit a merger on these grounds. In addition, a merger can be completed only after 30 days have passed from the shareholders’ approval of each of the merging companies and all approvals have been submitted to the Israeli Registrar of Companies and 50 days have passed from the time that a proposal for approval of the merger was filed with the Registrar.

        The Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 25% shareholder of the company, unless there is already another 25% shareholder of the company. Similarly, the Israeli Companies Law provides that an acquisition of shares in a public company must be made by means of a tender offer if as a result of the acquisition the purchaser would become a 45% shareholder of the company, unless someone else already holds 45% of the voting power of the company. Regulations promulgated under the Israeli Companies Law provide that these tender offer requirements do not apply to companies whose shares are listed for trading outside of Israel if, according to the law in the country in which the shares are traded, including the rules and regulations of the stock exchange on which the shares are traded either:

—	there is a limitation on acquisition of any level of control of the company; or

—	the acquisition of any level of control requires the purchaser to do so by means of a tender offer to the public.

        The Israeli Companies Law provides specific rules and procedures for the acquisition of shares held by minority shareholders, if the majority shareholder holds 90% or more of the outstanding shares.

        Our articles of association contain certain provisions that may make it more difficult to acquire us, such as a staggered board and the ability of our board of directors to issue preferred shares.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

        The following is a summary of certain material U.S. federal income tax considerations related to the ownership and disposition of the notes and of the ordinary shares into which the notes may be converted. This summary is based on the Internal Revenue Code of 1986, as amended (the “Code”), existing and proposed Treasury regulations promulgated under the Code, published rulings, and administrative and judicial interpretations of the Code, all as currently in effect and all of which are subject to change, possibly with retroactive effect. We have not requested a ruling from the Internal Revenue Service, or IRS, with respect to any of the U.S. federal income tax considerations regarding the ownership and disposition of the notes and of the ordinary shares into which the notes may be converted. As a result, the IRS could disagree with portions of this discussion.

        This summary deals only with the initial beneficial owners of notes that will hold such notes and the ordinary shares into which notes may be converted as capital assets within the meaning of section 1221 of the Code. This summary does not discuss all of the tax considerations that may be relevant to holders of notes or ordinary shares in light of their particular circumstances or to holders of notes or ordinary shares that may be subject to special rules, such as financial institutions, regulated investment companies, real estate investment trusts, holders subject to the alternative minimum tax, insurance companies, pension funds, tax-exempt organizations, grantor trusts or certain other pass-through entities, dealers in securities or currencies, traders who elect to mark to market their securities, and persons holding notes or ordinary shares as part of a hedging or constructive sale transaction, “straddle,” conversion transaction or other integrated transaction, holders whose functional currency is not the United States dollar or holders who actually or constructively own ten percent or more of our stock, by vote or value. This summary addresses only U.S. federal income tax considerations and does not address any state, local or foreign tax considerations or tax considerations under other federal tax laws.

        For purposes of this summary, the term “U.S. Holder” means a beneficial owner of notes or ordinary shares that is, for U.S. federal income tax purposes:

—	a citizen or individual resident of the United States;

—	a corporation, partnership or other entity treated as a corporation or partnership, created in or under the laws of the United States or of any political subdivision thereof;

—	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

—	a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or a trust that has a valid election in effect under applicable United States Treasury Regulations to be treated as a U.S. person.

        For purposes of this summary, the term “Non-U.S. Holder” means a beneficial owner of notes or ordinary shares that is neither a U.S. person nor a person subject to the rules applicable to former U.S. citizens as long-term residents.

        If an entity treated as a partnership for U.S. federal income tax purposes holds any notes or ordinary shares, the tax treatment of a partner will generally depend on the status of the partner and upon the activities of the partnership. If you are a partnership, or partner of a partnership, holding any notes or ordinary shares, we suggest you consult your own tax advisor.

        If you are considering purchasing notes, you should consult your own tax advisors about the application of the U.S. federal income tax laws in light of your particular situation, as well as any tax considerations under other U.S. federal tax laws and the laws of any state, local or foreign jurisdiction.

U.S. Holders

Notes

Payment of Interest

        Interest on a note (including any Additional Amounts) generally will be includable in the income of a U.S. Holder as ordinary interest income at the time such interest is received or accrued, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes. Such interest income generally will be treated as foreign-source income for U.S. foreign tax credit purposes. In computing the separate foreign tax credit limitations with respect to different categories of income, interest on the notes generally should constitute “passive income,” or, in the case of certain U.S. Holders, “financial services income,” unless such interest is subject to withholding tax at a rate of 5% or more, in which case it will constitute “high withholding tax interest.” U.S. Holders should note, however, that recently enacted legislation eliminates the “financial services income” and “high withholding tax interest” categories for taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories are limited to “passive category income” and “general category income.”

        We may be required to pay additional interest as a result of our failure to comply with certain of our obligations under the registration rights agreement. See “Description of Notes–Registration Rights.” Although the matter is not free from doubt, we intend to treat the payment of additional interest as a “remote” or “incidental” contingency, thus resulting in such additional interest being taxable as ordinary interest income at the time it is paid. It is possible, however, that the IRS may take a different position, in which case the timing, character and amount of income or gain may be different. U.S. Holders should consult their tax advisors concerning the treatment of any additional interest paid by us in the event of our failure to comply with certain of our obligations under the registration rights agreement.

Constructive Dividends

        The conversion price of the notes is subject to adjustment under certain circumstances. Under Section 305 of the Code and applicable Treasury regulations, an adjustment to the conversion price, or a failure to adjust the conversion price, may result in a taxable constructive dividend to a U.S. Holder if, and to the extent that, such adjustment to the conversion price, or failure to adjust the conversion price, increases the proportionate interest of a U.S. Holder in our earnings and profits or assets, whether or not such U.S. Holder ever converts his, her or its notes into ordinary shares. Any taxable constructive dividend would be taxable as a dividend to such U.S. Holder to the extent of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, with any excess treated as a tax-free return of capital up to such U.S. Holder’s tax basis in his, her or its notes, and then as capital gain. The maximum U.S. federal income tax rate on certain qualified dividends paid to noncorporate U.S. Holders through 2008 currently is a preferential 15%. It is not clear whether a constructive dividend deemed paid to a U.S. Holder would be eligible for this preferential rate. In addition, this preferential rate generally will not apply if we are treated as a passive foreign investment company in the year a dividend or constructive dividend is paid or in the prior year. See the discussion below under the heading “Passive Foreign Investment Company Status.”

Disposition of Notes

        Upon the sale, exchange or redemption of a note (other than a conversion into ordinary shares), a U.S. Holder generally will recognize taxable gain or loss equal to the difference, if any, between the U.S. dollar value of the amount realized on the sale, exchange or redemption (including the amount of any make-whole premium received upon a change in control) and such U.S. Holder’s adjusted tax basis in such note. For these purposes, the amount realized does not include any amount attributable to accrued and unpaid interest, which will be taxable as such unless previously taken into account. A U.S. Holder’s adjusted tax basis in a note generally will be the U.S. dollar value of the purchase price of such note. Subject to the application of the passive foreign investment company rules discussed below, gain or loss recognized on the sale, exchange or redemption of a note generally will be capital gain or loss and will be long-term capital gain or loss if, at the time of the sale, exchange or redemption, the note was held for more than one year. Noncorporate U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gains for taxable years beginning on or before December 31, 2008. The deductibility of capital losses is subject to certain limitations. The gain realized by a U.S. Holder upon the sale, exchange or redemption of a note generally will be treated as U.S.-source income for U.S. foreign tax credit purposes. The loss realized by a U.S. Holder on a sale, exchange or redemption of a note also will be treated as U.S.-source, with specified exceptions relating to accrued but unpaid interest, offsetting positions and certain other situations.

        Notwithstanding the foregoing, the U.S. federal income tax treatment of a U.S. Holder’s disposition of notes may vary from that described in the preceding paragraph in particular situations. Accordingly, U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax treatment of their disposition of notes in their particular circumstances.

Conversion of Notes

        A U.S. Holder’s conversion of a note into ordinary shares will not be a taxable event, except that the receipt of cash in lieu of a fractional ordinary share will result in capital gain or loss (measured by the difference between the cash received in lieu of the fractional ordinary share and the U.S. Holder’s tax basis attributable to the fractional ordinary share) taxable as described above under “Disposition of Notes.” The fair market value of any ordinary shares received with respect to accrued and unpaid interest will be taxable as interest income unless previously taken into account.

        A U.S. Holder’s tax basis in ordinary shares received upon a conversion of a note will be the same as such U.S. Holder’s tax basis in the note at the time of conversion, reduced by any tax basis allocated to a fractional ordinary share and increased, for a cash method U.S. Holder, by the amount of income recognized with respect to accrued and unpaid interest. A U.S. Holder’s holding period for the ordinary shares received upon a conversion of a note will include such U.S. Holder’s holding period for the note, except that the holding period of any ordinary shares received with respect to accrued and unpaid interest will commence on the day after the date of conversion.

        Notwithstanding the foregoing, the U.S. federal income tax consequences to a U.S. Holder who converts his, her or its notes into ordinary shares after a fundamental change notice but on or before the fundamental change purchase date and receives a make-whole premium may vary from those described in the preceding paragraph. In such an instance, the U.S. Holder could be required to recognize income or gain on the receipt of the make-whole premium regardless of whether we pay the make-whole premium in cash, ordinary shares or other property. Accordingly, U.S. Holders should consult their own tax advisors with respect to the U.S. federal income tax treatment of their conversion of notes in their particular circumstances.

Ordinary Shares

Dividends on Ordinary Shares

        Other than distributions in liquidation and distributions in redemption of ordinary shares that are treated as exchanges, a U.S. Holder generally will be required to include in gross income as dividend income the amount of any distributions in respect of shares of ordinary shares (including the amount of any Israeli taxes withheld therefrom) to the extent that such distributions are paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Distributions in excess of such earnings and profits generally will be treated first as a non-taxable return of capital reducing the U.S. Holder’s tax basis in the ordinary shares to the extent of the distributions, and then as capital gain from a deemed sale or exchange of such ordinary shares. Such dividends generally will not qualify for the dividends received deduction generally available to corporations. The amount of any cash distribution in respect of ordinary shares paid in NIS will equal the U.S. dollar value of the distribution, calculated by reference to the “spot” exchange rate in effect on the date of receipt or deemed receipt of the distribution.

        The maximum U.S. federal income tax rate on certain qualified dividends paid to noncorporate U.S. Holders through 2008 is currently 15%. This reduced rate generally will not apply, however, to dividends paid by us if we are treated as a passive foreign investment company in the year the dividends are paid or in the prior year or if certain holding period or other requirements are not met. See the discussion below under the heading “–Passive Foreign Investment Company Status.” U.S. Holders are urged to consult their own tax advisors regarding the U.S. federal income tax rate that will be applicable to their receipt of any dividends paid with respect to ordinary shares.

        Subject to certain conditions and limitations, any Israeli tax withheld or paid with respect to dividends on ordinary shares will be eligible for credit against a U.S. Holder’s U.S. federal income tax liability at such U.S. Holder’s election. The Code provides limitations on the amount of foreign tax credits that a U.S. Holder may claim, including extensive separate computation rules, under which foreign tax credits allowable with respect to specific categories of income cannot exceed the U.S. federal income taxes otherwise payable with respect to each such category of income. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Israeli income tax withheld or paid, but only for a year in which these U.S. Holders elect to do so for all foreign income taxes. Dividends with respect to ordinary shares generally will be classified as foreign-source “passive income” or, in certain cases, “financial services income,” in computing a U.S. Holder’s foreign tax credit limitations for U.S. foreign tax credit purposes. U.S. Holders should note, however, that recently enacted legislation eliminates the “financial services income” category for taxable years beginning after December 31, 2006. Under the new legislation, the foreign tax credit limitation categories are limited to “passive category income” and “general category income.” The calculation of foreign tax credits and, in the case of a U.S. Holder that elects to deduct foreign income taxes, the availability of deductions is complex and involves the application of rules that depend on a U.S. Holder’s particular circumstances. U.S. Holders are urged to consult their own tax advisors regarding the availability to them of foreign tax credits or deductions in respect of any Israeli tax withheld or paid.

Disposition of Ordinary Shares

        The sale or exchange of ordinary shares generally will result in the recognition of capital gain or loss in an amount equal to the difference between the U.S. dollar value of the amount realized on the sale or exchange and the U.S. Holder’s tax basis in the ordinary shares. Subject to the application of the passive foreign investment company rules discussed below, such gain or loss generally will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder’s holding period of the ordinary shares exceeds one year at the time of the disposition. Individual U.S. Holders currently are subject to a maximum tax rate of 15% on long-term capital gain for taxable years beginning on or before December 31, 2008. The deductibility of capital losses is subject to limitations. Gain or loss recognized by a U.S. Holder on a sale or exchange of ordinary shares generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes. Under the income tax treaty between the United States and Israel (the “United States–Israel Tax Treaty”), gain derived from the sale, exchange or other disposition of ordinary shares by a holder who qualifies as a resident of the U.S. and is entitled to claim the benefits under the United States–Israel Tax Treaty, and who sells the ordinary shares within Israel may be treated as foreign-source income for U.S. foreign tax credit purposes.

        For information with respect to the applicability of Israeli capital gains taxes on the sale of ordinary shares by U.S. residents, see “–Capital Gains and Income Taxes Applicable to Non-Israeli Stockholders.”

Non-U.S. Holders

        Subject to the discussion below concerning information reporting and backup withholding, payments to a Non-U.S. Holder on the notes or ordinary shares or gain realized by a Non-U.S. Holder on the sale, exchange or other taxable disposition of the notes or ordinary shares will not be subject to U.S. federal income or withholding tax unless (i) such income is effectively connected with the conduct of a trade or business within the United States by such Non-U.S. Holder and, if required by an applicable income tax treaty as a condition for subjecting such Non-U.S. Holder to U.S. taxation on a net income basis, such income is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States or (ii) in the case of a sale of notes or ordinary shares by a Non-U.S. Holder who is an individual, such individual was present in the United States for at least 183 days during the taxable year in which the gain is realized and other specified conditions are met.

        Income that is effectively connected with the conduct of a U.S. trade or business by a Non-U.S. Holder generally will be subject to regular U.S. federal income tax in the same manner as if it were realized by a U.S. Holder. In addition, if a corporate Non-U.S. Holder recognizes “effectively connected” income, such Non-U.S. Holder may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate, or at a lower rate if such Non-U.S. Holder is eligible for the benefits of an income tax treaty that provides for a lower rate.

Passive Foreign Investment Company Status

        Generally, a foreign corporation is treated as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes for any tax year if, in such tax year, either (i) 75% or more of its gross income, including its pro rata share of the gross income of any company in which it is considered to own 25% or more of the shares by value, is passive in nature (the “Income Test”), or (ii) the average percentage of its assets during such tax year, including its pro rata share of the assets of any company in which it is considered to own 25% or more of the shares by value, which produce, or are held for the production of, passive income (determined by averaging the percentage of the fair market value of its total assets which are passive assets as of the end of each quarter of such year) is 50% or more (the “Asset Test”).

        Based on the composition of our gross income and the composition and value of our gross assets during 2004, we do not believe that we were a PFIC in 2004. The tests for determining whether we are a PFIC for any tax year are applied annually, however, and it is difficult to make accurate predictions regarding the composition of our future income and assets, the factors which are relevant to this determination. In addition, there is no definitive method prescribed in the Code, United States Treasury Regulations or administrative or judicial interpretations thereof for determining the value of a foreign corporation’s assets for purposes of the Asset Test. While the legislative history of the United States Taxpayer Relief Act of 1997 indicates that “the total value of a publicly-traded foreign corporation’s assets generally will be treated as equal to the sum of the aggregate value of its outstanding stock plus its liabilities,” there remains substantial uncertainty regarding the valuation of a publicly-traded foreign corporation’s assets for purposes of the Asset Test. Moreover, certain factors relevant to the PFIC determination, such as declines in the market value of our stock, are not within our control and can cause us to become a PFIC if, for example, we do not apply the net proceeds realized from the sale of the notes in November 2004 to the acquisition of assets which generate active income. Accordingly, there can be no assurance that we will not be deemed a PFIC for 2004 or any future tax year.

        In view of the uncertainty regarding our use of the net proceeds realized from the sale of the notes in November 2004, the valuation of our assets for purposes of the Asset Test and the complexity of the issues regarding our treatment as a PFIC, U.S. Holders are urged to consult their own tax advisors for guidance as to our status as a PFIC. For those U.S. Holders who determine that we were a PFIC in 2004 or are a PFIC in any tax subsequent year and notify us in writing of their request for the information required in order to effectuate the QEF Election described below, we will promptly make such information available to them. As noted below, however, while U.S. Holders will be treated as owning the ordinary shares into which the notes owned by them are convertible for purposes of the PFIC rules, they would not be entitled to make a QEF Election prior to conversion of the notes.

        If we are treated as a PFIC for U.S. federal income tax purposes for any year during a U.S. Holder’s holding period of notes or ordinary shares and the U.S. Holder does not make a QEF Election or a “mark-to-market” election (both as described below), any gain recognized by the U.S. Holder upon the disposition of the notes or ordinary shares (or the receipt of certain distributions) would be treated as ordinary income. This income would be allocated over the U.S. Holder’s holding period with respect to such U.S. Holder’s notes or ordinary shares and an interest charge would be imposed on the amount of deferred tax on the income allocated to prior taxable years.

        Although we generally will be treated as a PFIC as to any U.S. Holder if we are a PFIC for any year during the U.S. Holder’s holding period, if we cease to satisfy the requirements for PFIC classification, the U.S. Holder may avoid the consequences of PFIC classification for subsequent years by electing to recognize gain based on the unrealized appreciation in the notes or ordinary shares through the close of the tax year in which we cease to be a PFIC. Additionally, if we are treated as a PFIC, a U.S. Holder who acquires notes or ordinary shares from a decedent would be denied the normally available step-up in tax basis for these notes or ordinary shares to fair market value at the date of death and instead would have a tax basis equal to the decedent’s tax basis.

        A U.S. Holder who beneficially owns shares of a PFIC (including indirectly through ownership of the notes) must file Form 8621 (Return by a Shareholder of a Passive Foreign Investment Company or Qualified Electing Fund) with the IRS for each tax year in which the U.S. Holder holds shares in a PFIC. This form describes any distributions received with respect to these shares and any gain realized upon the disposition of these shares.

        For any tax year in which we are treated as a PFIC, a U.S. Holder of ordinary shares, but not of the notes, may elect to treat the ordinary shares as an interest in a qualified electing fund (a “QEF Election”), in which case, the U.S. Holder would be required to include in income currently such U.S. Holder’s proportionate share of our earnings and profits in years in which we are a PFIC regardless of whether distributions of our earnings and profits are actually distributed to the U.S. Holder. Any gain subsequently recognized upon the sale or other disposition by the U.S. Holder of the ordinary shares, however, generally would be taxed as capital gain and the denial of the basis step-up at death described above would not apply.

        A U.S. Holder may make a QEF Election with respect to a PFIC for any tax year of the U.S. Holder. A QEF Election is effective for the year in which the election is made and all subsequent tax years of the U.S. Holder. Procedures exist for both retroactive elections and the filing of protective statements. An additional election is available to defer the payment of taxes that may result from a QEF Election, although interest must be paid on any deferred taxes. A U.S. Holder making the QEF Election must make the election on or before the due date, as extended, for the filing of the U.S. Holder’s income tax return for the first tax year to which the election will apply. A U.S. Holder must make a QEF Election by completing Form 8621 and attaching it to his U.S. federal income tax return, and must satisfy additional filing requirements each year the election remains in effect.

        As an alternative to a QEF Election, a U.S. Holder of ordinary shares, but not of notes, generally may elect to mark the ordinary shares to market annually, recognizing ordinary income or loss (subject to certain limitations) equal to the difference, as of the close of the taxable year, between the fair market value of the ordinary shares and their adjusted tax basis. Losses would be allowed only to the extent of net mark-to-market gain accrued under the election. If a mark-to-market election with respect to ordinary shares is in effect on the date of a U.S. Holder’s death, the normally available step-up in tax basis to fair market value will not be available. Rather, the tax basis of the ordinary shares in the hands of a U.S. Holder who acquired them from a decedent will be the lesser of the decedent’s tax basis or the fair market value of the ordinary shares. Once made, a mark-to-market election generally continues, unless revoked with the consent of the IRS. A mark-to-market election currently is not permitted with respect to the notes.

        The implementation of many aspects of the Code’s PFIC rules requires the issuance of regulations which in many instances have yet to be promulgated and which may have retroactive effect. We cannot be sure that any of these regulations will be promulgated or, if so, what form they will take or what effect they will have on the foregoing discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. Holders should consult their own tax advisors regarding our status as a PFIC and the eligibility, manner and advisability of making a QEF Election or a mark-to-market election.

Information Reporting And Backup Withholding

U.S. Holders

        Payments in respect of the notes or ordinary shares that are made in the United States or by certain U.S.-related financial intermediaries may be subject to information reporting to the IRS and to U.S. backup withholding tax at rates equal to 28% through 2010 and 31% after 2010. Backup withholding will not apply, however, to a U.S. Holder that (i) is a corporation or comes within certain exempt categories, and demonstrates that fact when so required, or (ii) furnishes a correct taxpayer identification number and makes any other required certifications. Backup withholding is not an additional tax. Amounts withheld under the backup withholding rules may be credited against a U.S. Holder’s U.S. tax liability, and a U.S. Holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the IRS.

Non-U.S. Holders

        A Non-U.S. Holder may be required to comply with certification procedures to establish that such Non-U.S. Holder is not a U.S. person in order to avoid backup withholding tax and information reporting requirements discussed above.

        The foregoing discussion of certain U.S. federal income tax considerations is for general information only and is not tax advice. Accordingly, each prospective investor should consult with his, her or its own tax adviser regarding U.S. federal, state, local and non-U.S. income and other tax consequences of the acquisition, holding and disposing of the notes and ordinary shares.

CERTAIN ISRAELI TAX CONSIDERATIONS

        The following is a summary of certain material Israeli income tax considerations relating to the purchase, ownership and disposition of the notes and of ordinary shares into which the notes may be converted by persons who are not residents of the State of Israel. It is not, however, a complete analysis of all the potential tax considerations that may be applicable to all potential investors.

        Investors considering the purchase of the notes should consult their own tax advisors with respect to the application of Israeli income tax laws to their particular situations as well as any tax consequences arising under any non-Israeli taxing jurisdiction or under any applicable tax treaty.

Income Taxes on Interest Payable by AudioCodes to Non-Israeli Residents

        An Israeli company paying interest on a note to a non-Israeli resident is required to withhold tax at the rate of 25%. The amount required to be withheld from non-Israeli residents with respect to interest received from AudioCodes may be reduced under an applicable tax treaty.

        In the event that interest is paid by AudioCodes as a guarantor to a United States resident entitled to the reduced tax rate under the U.S.-Israel tax treaty, then the tax rate on such gross interest amounts shall not exceed 17.5%.

        AudioCodes has applied to the Israeli Income Tax Authority for an exemption from the obligation to withhold taxes in respect of interest payments to non-Israeli residents, and has agreed to pay certain additional amounts in connection with withholding taxes or deductions that may be imposed by Israeli or United States authorities. See “Description of Notes–Additional Tax Amounts.”

Income Taxes on Dividends Distributed by AudioCodes to Non-Israeli Residents

        Dividends distributed by an Israeli company to non-Israeli residents are subject to a 25% tax to be withheld at source (15% in the case of dividends distributed from the taxable income attributable to an Approved Enterprise), unless a different rate is provided in a treaty between Israel and the stockholder’s country of residence.

        Under the U.S.-Israel Tax Treaty, the maximum Israeli tax and withholding tax on dividends paid to a holder of ordinary shares who is a resident of the United States is generally 25%, but is reduced to 12.5% if the dividends are paid to a corporation that holds in excess of 10% of the voting rights of AudioCodes during AudioCodes’s taxable year preceding the distribution of the dividend and the portion of AudioCodes’s taxable year in which the dividend was distributed. Dividends of an Israeli company derived from the income of an Approved Enterprise will be subject to a 15% dividend withholding tax; if the dividend is attributable partly to income attributable to an Approved Enterprise, and partly to income that is not attributable to an Approved Enterprise, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. The lower 12.5% rate applies only to dividends from income not derived from an Approved Enterprise in the applicable period and does not apply if the company has certain amounts of passive income. The withheld tax is the final tax in Israel on dividends paid to nonresidents who do not conduct a business in Israel.

        A non-resident of Israel who has interest or dividend income derived from or accrued in Israel, from which tax was withheld at the source, is generally exempt from the duty to file tax returns in Israel in respect of such income, provided such income was not derived from a business conducted in Israel by the taxpayer.

Capital Gains and Income Taxes Applicable to Non-Israeli Stockholders

        Israeli law generally imposes a capital gains tax on the sale of securities and any other capital asset at a rate of 25%, although capital gains realized from assets acquired before December 31, 2002, are subject to a higher rate of tax.

        Under existing Israeli law, capital gains from the sales of Ordinary Shares held by non-Israeli shareholders are generally exempt from Israeli taxation. In addition, the U.S.-Israel Tax Treaty exempts U.S. residents who hold an interest of less than 10% in an Israeli company, and who held an interest of less than 10% during the 12 months

General Corporate Tax Structure

        Generally, Israeli companies are subject to corporate tax on taxable income. The corporate tax rate was reduced in July 2004, from 36% to 35% for the 2004 tax year, 34% for the 2005 tax year, 32% for the 2006 tax year and 30% for the 2007 tax year and thereafter. Some of our income is attributable to an “Approved Enterprise” under Israeli law, and is therefore subject to reduced tax rates.

SELLING SECURITYHOLDERS

        The notes were originally issued by us and sold to Merrill Lynch, Pierce, Fenner & Smith Incorporated, Lehman Brothers Inc. and CIBC World Markets Corp., to whom we refer to elsewhere in this prospectus as the “initial purchasers,” in transactions exempt from the registration requirements of the Securities Act. The initial purchasers resold the notes to persons reasonably believed by them to be “qualified institutional buyers,” as defined by Rule 144A under the Securities Act. The selling securityholders, which term includes their transferees, pledges, donees or successors, may from time to time offer and sell pursuant to this prospectus any and all of the notes and ordinary shares issuable upon conversion of the notes.

        We agreed with the initial purchasers to file the registration statement of which this prospectus forms a part to register the resale of the notes and the sale of the ordinary shares issuable upon conversion of the notes. We agreed to prepare and file all necessary amendments and supplements to the registration statement to keep it effective until the date on which the notes and the ordinary shares issuable upon conversion of the notes no longer qualify as “registrable securities” under our registration rights agreement.

        Set forth below, among other things, is the name and address of each selling securityholder, the principal amount of the notes beneficially owned by and that may be offered by such selling securityholder pursuant to this prospectus and the number of ordinary shares into which the notes owned by such selling securityholder are convertible, each to the extent known to us as of the date of this prospectus and based upon information provided to us by the selling securityholders. Each of the selling securityholders set forth below has represented to us that it purchased its “registrable securities” for its own account for investment only and not with a view toward selling or distributing them, except through sales registered under the Securities Act or exemptions therefrom. Each selling securityholder that is a broker-dealer has represented to us that it did not acquire its “registrable securities” as transaction-based compensation for investment banking or similar services. In addition, unless set forth below, none of the selling securityholders has, or within the past three years has had, any material relationship with us or any of our affiliates.

        Any or all of the notes or ordinary shares listed below may be offered for sale pursuant to this prospectus by the selling securityholders from time to time. Accordingly, no estimate can be given as to the amount of notes or ordinary shares that will be held by the selling securityholders upon consummation of any particular sale. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes or ordinary shares since the date on which the information regarding their notes and ordinary shares was provided, in transactions exempt from the registration requirements of the Securities Act.

Name and Address of Selling Securityholder	Aggregate Principal Amount of Notes Beneficially Owned That May Be Offered For Resale	Percentage of Outstanding Notes Beneficially Owned Prior to Any Resale(1)	Percentage of Outstanding Notes Beneficially Owned if All Notes That May Be Offered Hereby are Resold(1)	Ordinary Shares Beneficially Owned Upon Conversion of the Notes That May Be Offered for Resale(2)	Percentage of Equity Capital Beneficially Owned Prior to Any Resale(2)(3)	Ordinary Shares Beneficially Owned if All Ordinary Shares That May Be Offered Hereby are Resold	Percentage of Ordinary Shares Beneficially Owned if All Ordinary Shares That May Be Offered Hereby are Resold

CIBC World Markets	$1,000,000	0.80%	-	53,447	*	0	-
300 Madison Avenue
5th Floor
New York, NY 10017

CNHCA Master Account, LP(4)	$4,000,000	3.20%	-	213,789	*	0	-
2 Greenwich Plaza,
3rd Floor
Greenwich, CT 06830

KBC Financial Products USA	$ 250,000	0.20%	-	13,361	*	0	-
Inc.(5)
2 Grand Central Tower
140 East 45th Street,
42nd Floor
New York, NY 10017

MacKay Shields LLC as	$ 70,000	0.06%	-	3,741	*	0	-
Investment Advisor to
Aftra Health Fund
c/o MacKay Shields LLC
9 West 57th Street, 33rd Floor
New York, NY 10019

MacKay Shields LLC as	$1,385,000	1.11%	-	74,024	*	0	-
Investment Advisor to
Mainstay Convertible Fund
c/o MacKay Shields LLC
9 West 57th Street, 33rd Floor
New York, NY 10019

MacKay Shields LLC as	$ 905,000	0.72%	-	48,369	*	0	-
Investment Advisor to
Mainstay VP Convertible Fund
c/o MacKay Shields LLC
9 West 57th Street, 33rd Floor
New York, NY 10019

MacKay Shields LLC as	$1,110,000	0.89%	-	59,326	*	0	-
Investment Advisor to
New York Life Insurance
Co. Post 82
c/o MacKay Shields LLC
9 West 57th Street, 33rd Floor
New York, NY 10019

MacKay Shields LLC as	$ 530,000	0.42%	-	28,327	*	0	-
Investment Advisor to
New York Life Insurance
Co. Pre 82 c/o
MacKay Shields LLC
9 West 57th Street, 33rd Floor
New York, NY 10019

MacKay Shields LLC as	$ 25,000	0.02%	-	1,336	*	0	-
Investment Advisor to
New York Life Separate A/C #7
c/o MacKay Shields LLC
9 West 57th Street, 33rd Floor
New York, NY 10019

MacKay Shields LLC as	$ 35,000	0.03%	-	1,870	*	0	-
Investment Advisor to
United Overseas Bank (SGD)
c/o MacKay Shields LLC
9 West 57th Street, 33rd Floor
New York, NY 10019

MacKay Shields LLC as	$ 15,000	0.01%	-	801	*	0	-
Investment Advisor to
United Overseas Bank (USD)
c/o MacKay Shields LLC
9 West 57th Street, 33rd Floor
New York, NY 10019

Name and Address of Selling Securityholder	Aggregate Principal Amount of Notes Beneficially Owned That May Be Offered For Resale	Percentage of Outstanding Notes Beneficially Owned Prior to Any Resale(1)	Percentage of Outstanding Notes Beneficially Owned if All Notes That May Be Offered Hereby are Resold(1)	Ordinary Shares Beneficially Owned Upon Conversion of the Notes That May Be Offered for Resale(2)	Percentage of Equity Capital Beneficially Owned Prior to Any Resale(2)(3)	Ordinary Shares Beneficially Owned if All Ordinary Shares That May Be Offered Hereby are Resold	Percentage of Ordinary Shares Beneficially Owned if All Ordinary Shares That May Be Offered Hereby are Resold

Man Convertible Bond	$4,875,000	3.90%	-	260,556	*	0	-
Master Fund, Ltd. (6)
c/o Marin Capital Partners LP
101 Glacier Point Rd., Suite D
San Rafael, CA 94901

Merrill Lynch, Pierce,	$6,450,000	5.16%	-	344,735	*	0	-
Fenner and Smith
Incorporated(7)
101 Hudson Street
Jersey City, NJ 07302

Polaris Vega Fund L.P.(8)	$4,400,000	3.52%	-	235,168	*	0	-
c/o Paloma Partners
Management Company
Two American Lane
Greenwich, CT 06836

Radcliffe SPC, Ltd. f/b/o the Class	$2,000,000	1.60%	-	106,894	*	0	-
A Convertible Crossover
Segregated Portfolio(9)
c/o RG Capital Management, L.P.
3 Bala Plaza East, Suite 501
Bala Cynwyd, PA 19004

RCG Latitude Master Fund,	$2,880,000	2.30%	-	153,928	*	0	-
Ltd.(10)
c/o Ramius Capital Group LLC
666 Third Avenue, 26th Floor
New York, NY 10017

Saranac Capital Management	$4,000,000	3.20%	-	213,789	*	0	-
L.P.(11)
31 West 52nd Street,
16th Floor
New York, NY 10019

St. Thomas Trading Ltd.(12)	$1,625,000	1.30%	-	86,852	*	0	-
c/o Marin Capital Partners LP
101 Glacier Point Rd.,
San Rafael, CA 94901 Suite D
San Rafael, CA 94901

Sunrise Partners Limited	$7,100,000	5.68%	-	379,476	*(14)	3,857	*
Partnership(13)
Two American Lane
Greenwich, CT 06836

UBS AG London F/B/O HFS	$4,000,000	3.20%	-	213,789	*	0	-
100 Liverpool Street
United Kingdom
EC2M 2RH

UBS O'Connor LLC F/B/O	$2,250,000	1.80%	-	120,256	*	0	-
O'Connor Global
Convertible Arbitrage
Master Limited(15)
One N. Wacker Drive
32nd Floor
Chicago, IL 60606

* Less than 1%.
(1) Assumes $125,000,000 aggregate principal amount of notes outstanding.
(2) Assumes conversion of all of the holder’s notes at a conversion rate of 53.4474 ordinary shares per $1,000 principal amount of notes. This conversion rate will be subject to adjustment as described under “Description of Notes–Conversion Rights.” As a result, the number of ordinary shares issuable upon conversion of the notes may increase or decrease in the future.
(3) Includes ordinary shares issuable upon conversion of the notes beneficially owned by the selling securityholder, as reflected in the fifth column of this table. Calculated based on Rule 13d-3(d)(1) of the Exchange Act, assuming 39,865,993 ordinary shares outstanding as of December 31, 2004.

(4) CNH Partners, LLC is the investment adviser of the selling securityholder and has sole voting and dispositive power over the notes beneficially owned by the selling securityholder. The investment principals for the investment adviser are Robert Krail, Mark Mitchell and Todd Pulvino.
(5) KBC Financial Products USA Inc. exercises voting and investment control the notes owned by the selling securityholder. Mr. Luke Edwards, Managing Director, exercises voting and investment control on behalf of KBC Financial Products USA Inc.
(6) John Null and J.T. Hansen are the principals of Marin Capital Partners, LP, the investment adviser to the selling securityholder.
(7) Merrill Lynch, Pierce, Fenner and Smith Incorporated was a joint book-running manager of the offering of our 2.00% Senior Convertible Notes due 2024.
(8) Gary R. Levinson has sole voting and dispositive power over the notes beneficially owned by the selling securityholder.
(9) Pursuant to an investment management agreement, RG Capital Management, L.P. (“RG Capital”) serves as the investment manager of Radcliffe SPC, Ltd.‘s Class A Convertible Crossover Segregated Portfolio. RGC Management Company, LLC (“Management”) is the general partner is RG Capital. Steve Katznelson and Gerald Stahlecker serve as the managing members of Management. Each of RG Capital, Management and Messrs. Katznelson and Stahlecker disclaims beneficial ownership of the securities owned by Radcliffe SPC, Ltd. for and on behalf of the Class A Convertible Crossover Segregated Portfolio.
(10) Alex Adair is the controlling person of the selling securityholder.
(11) Saranac Capital Management L.P. acts as discretionary investment adviser on behalf of the following accounts: Citigroup Alternative Investments Diversified Arbitrage Strategies Fund Ltd. ($486,000 principal amount of notes), Citigroup Alternative Investments Enhanced Arbitrage Strategies Fund ($143,000 principal amount of notes), Citigroup Alternative Investments Market Neutral Arbitrage Fund L.P. ($69,000 principal amount of notes), Citigroup Alternative Investments QIP Multi Strategy Arbitrage Portfolio ($2,274,000 principal amount of notes), Saranac Erisa Arbitrage LTD ($911,000 principal amount of notes), Saranac Erisa Arbitrage LP ($59,000 principal amount of notes) and Saranac Arbitrage LTD ($58,000 principal amount of notes).
(12) John Null and J.T. Hansen are the principals of Marin Capital Partners, LP, the investment adviser to the selling securityholder.
(13) S. Donald Sussman has sole voting and dispositive power over the notes beneficially owned by the selling securityholder.
(14) Reflects 3,857 of our ordinary shares beneficially owned by the selling securityholder.
(15) UBS O’Connor LLC F/B/O O’Connor Global Convertible Arbitrage Master Limited is controlled by UBS O’Connor LLC, which is a wholly-owned subsidiary of UBS AG, which is traded on the New York Stock Exchange.

        The preceding table has been prepared based upon information furnished to us by the selling securityholders named in the table. From time to time, additional information concerning ownership of the notes and ordinary shares may be known by certain holders thereof not named in the preceding table, with whom we believe we have no affiliation. Information about the selling securityholders may change over time. Any changed information will be set forth in supplements or amendments to this prospectus.

PLAN OF DISTRIBUTION

        The notes and our ordinary shares are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We have agreed, among other things, to bear all expenses, other than underwriting discounts and selling commissions, in connection with the registration and sale of the notes and the ordinary shares covered by this prospectus, as further described under “Expenses of the Issue.”

        We have been advised by the selling securityholders that the selling securityholders may sell all or a portion of the notes and ordinary shares beneficially owned by them and offered hereby from time to time on any exchange or quotation service on which the securities may be listed or quoted at the time of sale, in the over-the-counter market, through the writing of options or issuance of derivative securities (whether the options or such other derivative securities are listed on an options or other exchange or otherwise), through the settlement of short sales, or any combination of the foregoing. The selling securityholders may also make private sales directly or through a broker or brokers. Alternatively, any of the selling securityholders may from time to time offer the notes or the ordinary shares beneficially owned by them through underwriters, dealers or agents, who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling securityholders and the purchasers of the notes and the ordinary shares for whom they may act as agent.

        The aggregate proceeds to the selling securityholders from the sale of the notes or ordinary shares will be the purchase price of such notes or ordinary shares less discounts and commissions, if any. We will not receive any of the proceeds from the offering of the notes or the ordinary shares by the selling securityholders.

        The notes and the ordinary shares may be sold from time to time in one or more transactions at fixed offering prices, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. These prices will be determined by the holders of such securities or by agreement between these holders and underwriters or dealers who may receive fees or commissions in connection therewith.

        These transactions may include block transactions or crosses. Crosses are transactions in which the same broker acts as an agent on both sides of the trade.

        In connection with sales of the notes and the ordinary shares issuable upon conversion of the notes or otherwise, the selling securityholders may (a) enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of such securities in the course of hedging positions they assume, (b) sell such securities short and deliver such securities to close out short positions, (c) loan or pledge such securities to broker-dealers or other financial institutions that in turn may sell such securities, (d) enter into option or other transactions with broker-dealers or other financial institutions that require the delivery to the broker-dealer or other financial institution of such securities, which the broker-dealer or other financial institution may resell pursuant to this prospectus, or (e) enter into transactions in which a broker-dealer makes purchases as a principal for resale for its own account or through other types of transactions.

        To our knowledge, there are currently no plans, arrangements or understandings between any selling securityholders and any underwriter, broker-dealer or agent regarding the sale of the notes and the ordinary shares issuable upon conversion of the notes by the selling securityholders. It is possible that selling securityholders may decide not to sell any or all of the notes and the ordinary shares issuable upon conversion of the notes offered by them pursuant to this prospectus. In addition, the selling securityholders may transfer, devise or gift the notes and the ordinary shares issuable upon conversion of the notes by other means not described in this prospectus. Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus.

        The selling securityholders and any underwriters, broker-dealers or agents who participate in the distribution of the notes and the ordinary shares issuable upon conversion of the notes may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any selling securityholder which is a broker-dealer or an affiliate of a broker-dealer will be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, unless such selling securityholder purchased in the ordinary course of business, and at the time of its purchase of the notes to be resold, did not have any agreements or understandings, directly or indirectly, with any person to distribute the notes and the ordinary shares issuable upon conversion of the notes. As a result, any profits on the sale of the notes and the ordinary shares issuable upon conversion of the notes by selling securityholders who are deemed to be underwriters and any discounts, commissions or concessions received by any such broker-dealers or agents who are deemed to be underwriters will be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to prospectus delivery requirements of the Securities Act and to certain statutory liabilities, including, but not limited to, those relating to Sections 11, 12 and 17 of the Securities Act and Rule 10b-5 under the Exchange Act. To our knowledge, none of the selling securityholders who are broker-dealers or affiliates of broker-dealers, other than the initial purchasers, purchased the notes outside of the ordinary course of business or, at the time of the purchase of the notes and the ordinary shares issuable upon conversion of the notes, had any agreements or understandings, directly or indirectly, with any person to distribute the notes and the ordinary shares issuable upon conversion of the notes.

        The selling securityholders and any other persons participating in the distribution will be subject to certain provisions under the federal securities laws, including Regulation M, which may limit the timing of purchases and sales of the notes and the ordinary shares issuable upon conversion of the notes by the selling securityholders and any other such person. In addition, Regulation M may restrict the ability of any person engaged in the distribution of the notes and the ordinary shares issuable upon conversion of the notes to engage in market-making activities with respect to the particular notes and the ordinary shares issuable upon conversion of the notes being distributed for a period of up to five business days prior to the commencement of such distribution. This may affect the marketability of the notes and the ordinary shares issuable upon conversion of the notes and the ability of any person or entity to engage in market-making activities with respect to the notes and the ordinary shares issuable upon conversion of the notes.

        We have agreed to use our best efforts to keep the registration statement of which this prospectus is a part effective until the earlier of (a) the sale pursuant to the registration statement or public sale pursuant to Rule 144 under the Securities Act (or any successor thereto) of all of the notes and all of our ordinary shares issuable upon conversion of the notes, (b) the date when the holders of the notes and the ordinary shares issuable upon conversion of the notes are able to sell all such securities immediately without restriction pursuant to the volume limitation provisions of Rule 144 under the Securities Act or any successor rule thereto or otherwise, (c) the second anniversary of the latest issuance of the notes and (d) the date on which all of the notes and ordinary shares issuable upon conversion of the notes cease to be outstanding.

        At the time a particular offering of the securities is made, if required, a prospectus supplement will be distributed, which will set forth the names of the selling securityholders, the aggregate amount and type of securities being offered and the terms of the offering, including to the extent required, (1) the name or names of any underwriters, broker-dealers or agents, (2) any discounts, commissions and other terms constituting compensation from the selling securityholders and (3) any discounts, commissions or concessions allowed or reallowed to be paid to broker-dealers.

        Our ordinary shares are traded on the Nasdaq National Market and The Tel Aviv Stock Exchange under the symbol “AUDC”. We do not intend to list the notes on any securities exchange. Accordingly, no assurance can be given as to the development of any active or liquid trading market for the notes. See “Risk Factors–Risks Relating to the Notes and Our Ordinary Shares–There is no public trading market for the notes and your ability to transfer the notes will be limited.”

        Under the registration rights agreement filed as an exhibit to the registration statement of which this prospectus forms a part, we and the selling securityholders will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contributions in connection with these liabilities.

EXPENSES OF THE ISSUE

        We have agreed to pay substantially all of the expenses incidental to the registration, offering and sale of the notes and ordinary shares issuable upon conversion of the notes to the public, including, without limitation, all registration and filing fees, fees and expenses of our counsel and accountants and one counsel to the selling securityholders, but not commissions, fees and discounts of underwriters, brokers, dealers and agents. We estimate that the expenses for which we will be responsible in connection with this offering will be approximately $160,000.

        The selling securityholders will pay any commissions, fees and discounts of underwriters, brokers, dealers and agents and expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them for brokerage, accounting, tax or legal services or other expenses incurred by them in disposing of the notes or the ordinary shares issuable upon conversion of the notes.

        The following table sets forth the various expenses expected to be incurred by us in connection with the sale and distribution of the securities being registered hereby. All amounts shown are estimates, except the SEC registration fee.

Amount

SEC registration fee	$14,713
Legal fees and expenses	75,000
Trustee and transfer agent fees	10,000
Accounting fees and expenses	30,000
Printing, EDGAR formatting and mailing expenses	25,000
Miscellaneous expenses	5,287
Total	$160,000

LEGAL MATTERS

        The validity of the securities offered hereby and other legal matters concerning this offering relating to Israeli law will be passed upon by Naschitz, Brandes & Co., Tel Aviv, Israel. Some legal matters relating to United States law will be passed upon for AudioCodes by Fulbright & Jaworski L.L.P., New York, New York.

EXPERTS

        Our consolidated financial statements and schedule as of December 31, 2004 and 2003, and for each of the three years ended December 31, 2004, included in our Report on Form 6-K filed on March 30, 2005 and incorporated by reference in this Registration Statement and Prospectus, and our consolidated financial statements and schedule as of December 31, 2003 and 2002, and for each of the three years ended December 31, 2003, included in our Annual Report on Form 20-F for the year ended December 31, 2003, as amended, and incorporated by reference in this Registration Statement and Prospectus, have been audited by Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, Independent Registered Public Accounting Firm, as set forth in their reports thereon incorporated herein by reference. These consolidated financial statements and schedules are incorporated herein by reference in reliance upon such reports given on the authority of that firm as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

        We are incorporated in Israel. Substantially all of our executive officers and directors and our Israeli auditors are nonresidents of the United States, and a substantial portion of our assets and the assets of these persons are located outside the United States. Therefore, it may be difficult to enforce a judgment obtained in the United States against us or any such persons.

        Additionally, there is doubt as to the enforceability of civil liabilities under the Securities Act and the Exchange Act in original actions instituted in Israel. However, subject to specified time limitations, an Israeli court may declare a foreign civil judgment enforceable if it finds that:

—	the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;

—	the judgment is no longer appealable;

—	the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and

—	the judgment is executory in the state in which it was given.

        Even if the above conditions are satisfied, an Israeli court will not enforce a foreign judgment if it was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases) or if its enforcement is likely to prejudice the sovereignty or security of the State of Israel. An Israeli court also will not declare a foreign judgment enforceable if:

—	the judgment was obtained by fraud;

—	there was no due process;

—	the judgment was rendered by a court not competent to render it according to the laws of private international law in Israel;

—	the judgment is at variance with another judgment that was given in the same matter between the same parties and which is still valid; or

—	at the time the action was brought in the foreign court a suit in the same matter and between the same parties was pending before a court or tribunal in Israel.

        If a foreign judgment is enforced by an Israeli court, it generally will be payable in NIS, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action to recover an amount in non-Israeli currency is for the Israeli court to render judgment for the equivalent amount in NIS at the rate of exchange on the date of payment. However, the judgment debtor also may make payment in non-Israeli currency. Pending collection, the amount of the judgment of an Israeli court stated in NIS ordinarily will be linked to the Israel consumer price index plus interest at the annual rate (set by Israeli law) prevailing at that time. Judgment creditors bear the risk of unfavorable exchange rates.

WHERE YOU CAN FIND MORE INFORMATION
AND INCORPORATION BY REFERENCE

        We are subject to the information reporting requirements of the Exchange Act applicable to foreign private issuers. As a foreign private issuer, we are exempt from certain rules and regulations under the Exchange Act prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions contained in Section 16 of the Exchange Act, with respect to their purchase and sale of our ordinary shares. In addition, we are not required to file reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. However, we file with the SEC an annual report on Form 20-F containing financial statements audited by an independent accounting firm. We also furnish reports on Form 6-K containing unaudited financial information for the first three quarters of each fiscal year and other material information.

        You can read and copy any materials we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information about the operations of the SEC Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains a web site that contains information we file electronically with the SEC, which you can access over the Internet at www.sec.gov. You may also access the information we file electronically with the SEC through our website at www.audiocodes.com. Our website does not form part of this prospectus.

        We incorporate by reference in this prospectus the documents listed below and any future filings we make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until we sell all of the securities covered by this prospectus. The documents we incorporate by reference are:

—	our Annual Report on Form 20-F for the fiscal year ended December 31, 2003, as amended on September 22, 2004;

—	the information set forth in the second and third paragraphs of, and the consolidated balance sheet and consolidated statements of operations data contained in, the press release attached as Exhibit 1 to our Report on Form 6-K filed with the SEC on April 22, 2004;

—	the information set forth in the second, third and fourth paragraphs of, and the consolidated balance sheet and consolidated statements of operations data contained in, the press release attached as Exhibit 1 to our Report on Form 6-K filed with the SEC on July 21, 2004;

—	our Report on Form 6-K filed with the SEC on October 5, 2004;

—	the information set forth in the second, third and fourth paragraphs of, and the consolidated balance sheet and consolidated statements of operations data contained in, the press release attached as Exhibit 1 to our Report on Form 6-K filed with the SEC on October 26, 2004;

—	the information set forth in the first, second, third and fourth paragraphs of the press release attached as Exhibit 2 to our Report on Form 6-K filed with the SEC on November 4, 2004;

—	the information set forth in the first and second paragraphs of the press release attached as Exhibit 1 to our Report on Form 6-K filed with the SEC on November 17, 2004;

—	the information set forth in the first, second, third and fourth paragraphs of, and the condensed consolidated balance sheets and condensed consolidated statements of operations contained in, the press release attached as Exhibit 1 to our Report on Form 6-K filed with the SEC on January 26, 2005;

—	our Report on Form 6-K filed on March 31, 2005; and

—	our Registration Statement on Form 8-A filed with the SEC on May 20, 1999.

        The information we incorporate by reference is an important part of this prospectus, and later information that we file with the SEC will automatically update and supersede the information contained in this prospectus.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 8.	Indemnification of Directors and Officers

        Israeli law permits a company to insure an office holder in respect of liabilities incurred by the office holder as a result of an act or omission in the capacity of an office holder for:

—	a breach of his or her duty of care to the company or to another person;

—	a breach of his or her fiduciary duty to the company, to the extent that the office holder acted in good faith and had reasonable cause to believe that the act would not prejudice the company; and

—	a monetary liability imposed upon the office holder in favor of another person.

        Moreover, a company can indemnify an office holder for any of the following obligations or expenses incurred in connection with his or her acts or omissions as an office holder:

—	a monetary liability imposed upon the office holder in favor of other persons pursuant to a court judgment, including a compromise judgment or an arbitrator’s decision approved by a court, and

—	reasonable litigation expenses, including attorneys’ fees, actually incurred by the office holder or imposed upon the office holder by a court, in an action, suit or proceeding brought against the office holder by or on behalf of the company or other persons, in a criminal action in which the office holder was acquitted, or in a criminal action which does not require criminal intent in which he or she was convicted.

        Furthermore, a company can, with one limited exception, exculpate an office holder in advance, in whole or in part, from liability for damages sustained by a breach of duty of care to the company.

        Our articles of association allow us to insure, indemnify and exculpate office holders to the fullest extent permitted by law, provided such insurance or indemnification is approved in accordance with law.

        We have entered into an undertaking to indemnify our office holders in specified limited categories of events and in specified amounts, subject to certain limitations. This undertaking has been ratified by our audit committee, board of directors and shareholders.

        We have acquired directors’ and officers’ liability insurance covering our officers and directors and the officers and directors of our subsidiaries against certain claims.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the forgoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 9.	Exhibits

Exhibit No.	Description

3.1	Memorandum of Association of Registrant. (Filed as Exhibit 3.1 to Registrant's Registration Statement on Form F-1 (File No. 333-10352) filed on May 13, 1999, and incorporated herein by reference. Hebrew original and English summary of Hebrew original.)

3.2	Articles of Association of Registrant, as amended. (Filed as Exhibit 3.2 to Registrant's Form 20-F for the fiscal year ended December 31, 2000, filed on June 11, 2001, and incorporated herein by reference.)

4.1	Specimen of Certificate for Ordinary Shares. (Filed as Exhibit 4.1 to Registrant's Registration Statement on Form F-1 (File No. 333-10352) filed on May 27, 1999, and incorporated herein by reference. Hebrew original and English summary of Hebrew original.)

4.2	Indenture, dated as of November 9, 2004, between AudioCodes Ltd. and U.S. Bank National Association, as Trustee, regarding to the 2.00% Senior Convertible Notes due 2024.

4.3	Form of AudioCodes Ltd. 2.00% Senior Convertible Note due 2024. (Included in Exhibit 4.2).

5.1	Opinion of Naschitz, Brandes & Co. regarding legality.

10.1	Purchase Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as representatives of the initial purchasers of the Registrant's 2.00% Senior Convertible Notes due 2024.

10.2	Registration Rights Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as representatives of the initial purchasers of the Registrant's 2.00% Senior Convertible Notes due 2024.

12.1	Statement of Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

23.2	Consent of Naschitz, Brandes & Co. (included in Exhibit 5.1)

24.1	Powers of Attorney (included on signature page)

25.1	Statement of Eligibility of Trustee (Form T-1).

Item 10.	Undertakings

    (a)        The undersigned registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or Form F-3 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Act or Rule 3-19 of Regulation S-X if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

    (b)        The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Tel Aviv, Israel, on April 5, 2005.

AUDIOCODES LTD. BY: /S/ SHABTAI ADLERSBERG —————————————— Shabtai Adlersberg Chief Executive Officer

POWER OF ATTORNEY

        Each person whose signature appears below constitutes and appoints Shabtai Adlersberg and Nachum Falek, or either of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him or her and in his or her name, place, and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement and all documents relating thereto, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing necessary or advisable to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ SHABTAI ADLERSBERG —————————————— Shabtai Adlersberg	Chairman of the Board and Chief Executive Officer (Principal Executive Officer)	April 5, 2005

/s/ NACHUM FALEK —————————————— Nachum Falek	Chief Financial Officer (Principal Financial and Accounting Officer)	April 5, 2005

—————————————— Dana Gross	Director

/s/ EYAL KISHON —————————————— Dr. Eyal Kishon	Director	April 5, 2005

/s/ DORON NEVO —————————————— Doron Nevo	Director	April 5, 2005

/s/ JOSEPH TENNE —————————————— Joseph Tenne	Director	April 5, 2005

EXHIBIT INDEX

Exhibit No.	Description

3.1	Memorandum of Association of Registrant. (Filed as Exhibit 3.1 to Registrant's Registration Statement on Form F-1 (File No. 333-10352) filed on May 13, 1999, and incorporated herein by reference. Hebrew original and English summary of Hebrew original.)

3.2	Articles of Association of Registrant, as amended. (Filed as Exhibit 3.2 to Registrant's Form 20-F for the fiscal year ended December 31, 2000, filed on June 11, 2001, and incorporated herein by reference.)

4.1	Specimen of Certificate for Ordinary Shares. (Filed as Exhibit 4.1 to Registrant's Registration Statement on Form F-1 (File No. 333-10352) filed on May 27, 1999, and incorporated herein by reference. Hebrew original and English summary of Hebrew original.)

4.2	Indenture, dated as of November 9, 2004, between AudioCodes Ltd. and U.S. Bank National Association, as Trustee, regarding to the 2.00% Senior Convertible Notes due 2024.

4.3	Form of AudioCodes Ltd. 2.00% Senior Convertible Note due 2024. (Included in Exhibit 4.2).

5.1	Opinion of Naschitz, Brandes & Co. regarding legality.

10.1	Purchase Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as representatives of the initial purchasers of the Registrant's 2.00% Senior Convertible Notes due 2024.

10.2	Registration Rights Agreement, dated as of November 9, 2004, between AudioCodes Ltd. and Merrill Lynch, Pierce, Fenner & Smith Incorporated and Lehman Brothers Inc., as representatives of the initial purchasers of the Registrant's 2.00% Senior Convertible Notes due 2024.

12.1	Statement of Computation of Ratios of Earnings to Fixed Charges.

23.1	Consent of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global.

23.2	Consent of Naschitz, Brandes & Co. (included in Exhibit 5.1)

24.1	Powers of Attorney (included on signature page)

25.1	Statement of Eligibility of Trustee (Form T-1).